Exhibit 2.1

EXECUTION VERSION

Notarial Deed

UNICORN LUXEMBOURG II S.À R.L.

CA EUROPE SÀRL

AGREEMENT

for the sale and purchase of

all shares in Automic Holding GmbH

30 November 2016

SCHEDULE 5 SELLER WARRANTIES

SCHEDULE 6 LEGAL CONSEQUENCES OF CLAIMS

SCHEDULE 7 PURCHASER WARRANTIES

SCHEDULE 8 TAX

SCHEDULE 9 INTER-COMPANY DEBT

SCHEDULE 10 THIRD PARTY ASSURANCES

SCHEDULE 11 TARGET COMPANY INFORMATION

SCHEDULE 12 EMPLOYEES

SCHEDULE 13 TRANSACTIONS WITH THE SELLER GROUP

SCHEDULE 14 DEFINITIONS AND INTERPRETATION

AGREEMENT

dated 30 November 2016

PARTIES

(1)	UNICORN LUXEMBOURG II S.À R.L., a private limited liability company (société à responsabilité limitée) with registered office at 23, Rue Aldringen, L-1118 Luxembourg and registered with the Luxembourg Register of Commerce and Companies under number B171175 (the Seller); and

(2)	CA EUROPE SÀRL, a limited liability company incorporated under the laws of Switzerland having its principal place of business at Route de la Longeraie 9, Lake Geneva Center, Building A, 1110 Morges, Canton of Vaud, Switzerland, registered in the Company Register under CHE-115.526.926 (the Purchaser),

(each a Party in this Agreement and together, the Parties)

Words and expressions used in this Agreement shall be interpreted in accordance with Schedule 14.

PREAMBLE

(A) The Seller is a holding company and the sole shareholder of Automic Holding GmbH, a company duly incorporated and existing under the laws of Austria, registered with the commercial register of the commercial court of Vienna under FN 374365m, with business address at EURO PLAZA, Am Europaplatz 5, Gebäude C, 1120 Vienna, Austria (the Company). The Seller is indirectly controlled by EQT VI.

(B) The Company is engaged in the business of development and sale of IT solutions and mainly active in Europe and the US and less significantly in Asia and Australia.

(C) The total registered share capital (Stammkapital) of the Company amounts to EUR 35,000 (Euro thirty five thousand). The Seller holds 100% of the share interest (Geschäftsanteil) and the voting rights, in the Company corresponding to a capital contribution (Stammeinlage) of EUR 35,000 (Euro thirty five thousand) which has been fully paid up in cash (the Shares).

(D) The Company holds (directly or indirectly) 100% of the share capital and the voting rights in the entities set out in Schedule 11 (collectively with the Company, the Target Companies or Target Group and each, including the Company, a Target Company).

(E) The Seller intends to sell the Shares and the Purchaser intends to purchase the Shares.

IT IS AGREED:

1.    SALE AND PURCHASE

1.1 The Seller hereby sells and transfers, and the Purchaser hereby purchases and accepts, the Shares legally with effect from Closing and with all rights attaching to them including the right to receive all dividends declared, paid or made in respect of the Shares after the Locked Box Accounts Date. The sale and purchase of the Shares shall be on the terms set out in this Agreement.

1.2 Subject to the terms and conditions of this Agreement, the Shares shall be transferred to the Purchaser with economic effect from the Locked Box Accounts Date, notwithstanding that the legal title to the Shares shall only be transferred to the Purchaser upon Closing and that specific terms and conditions of this Agreement may stipulate a valuation or risk division between the Seller and the Purchaser with economic effect before or after the Locked Box Accounts Date.

2.    PURCHASE PRICE, ESCROW

2.1 The price for the Shares shall be an amount of EUR 411,100,000 (Euro four hundred eleven million one hundred thousand) plus interest accrued on such amount at a rate of 3% p.a. (three per cent per annum) calculated on the basis of the days elapsed between the Locked Box Accounts Date (excluding) and the Closing Date (including) divided by 366, less any amounts of known Leakage set out in the Payment Schedule, (such amount plus interest the Purchase Price) which shall be payable on Closing.

2.2 At Closing, the Seller and the Purchaser shall conclude with Dr. Gerhard Knechtel, notary public in Vienna, Austria (the Escrow Agent) an escrow agreement, in the form as attached hereto as Schedule 1 (the Escrow Agreement). Subject to the terms of the Escrow Agreement the Escrow Agent will set-up a bank account kept with Notartreuhandbank AG prior to Closing (the Escrow Account);

The Escrow Account shall be operated in accordance with Schedule 2.

2.3 The Purchase Price is payable by wire transfer in immediately available funds, free of any costs, fees, set-off or deductions (except for any charges deducted by Seller’s receiving bank) on Closing as follows:

(a)	an amount of EUR 35,000,000 (Euro thirty-five million) into the Escrow Account under the Escrow Agreement as part of the Purchase Price (the Escrow Amount) which shall secure any and all possible liabilities of the Seller towards the Purchaser arising out of or in connection with this Agreement, in particular any possible claims of the Purchaser for a breach of any of the Warranties given by the Seller in this Agreement and/or the Tax Indemnity, if any; and

(b)	the Purchase Price less the Escrow Amount (the Closing Portion) to the Seller’s Bank Account.

3.    NO LEAKAGE UNDERTAKING; PRE-CLOSING SELLER UNDERTAKINGS

3.1 The provisions of Part A of Schedule 3 shall apply in relation to Leakage (if any).

3.2 The provisions of Part B of Schedule 3 shall apply in respect of the conduct of the Target Companies’ business in the Pre-Closing Period.

4.    CONDITIONS TO CLOSING

4.1 Closing shall be conditional on the competent merger control authorities of Germany, Colombia, Ukraine and the United States having granted (or being deemed to have granted) their consent, approval, clearance, confirmation or licence under the applicable merger control laws in respect of the transaction contemplated by this Agreement, or such requirement having been waived by both Parties.

4.2 The Purchaser shall, at its own cost, use best efforts to ensure that the Condition in clause 4.1 is fulfilled as soon as reasonably practicable after the date of this Agreement. The Purchaser shall notify the Seller as soon as reasonably practicable and in any event within five (5) Business Days upon it becoming aware of any matter which might reasonably be expected to cause the Condition not to be satisfied.

4.3 The Seller shall provide the Purchaser, its advisers and any Governmental Entity with any necessary information and documents reasonably required for the purpose of making any submissions, notifications and filings to any Governmental Entity. Upon the later of (i) the date of this Agreement or (ii) receipt of such information and documents, Purchaser shall without undue delay, but in no event later that five Business Days thereafter, ensure that all filings required to be made with the competent merger control authorities or other Governmental Entities are made.

4.4 If any Governmental Entity indicates that it has serious doubts (which for the avoidance of doubt shall be interpreted to include a second request made by a Governmental Entity) as to the compatibility of the Proposed Transaction with the common market or with national merger control law respectively, the Purchaser shall:

(a)	offer (and not withdraw) such undertakings to such Governmental Entity as may be deemed necessary by the Purchaser to secure satisfaction of the Condition in clause 4.1. For the avoidance of doubt, such undertakings may include any condition, obligation, undertaking or modification relating in any manner whatsoever to (i) any undertaking, or any business, activities or assets of any undertaking, that is controlled by any member of the Purchaser’s Group or (ii) any Target Company, or any business, activities or assets of any Target Company;

(b)	if such Governmental Entity makes clear that the offer made under clause 4.4(a) above is not sufficient, the Purchaser shall make such further or better offers (and not withdraw such offers) to restructure or divest any or all undertakings, businesses, activities or assets as necessary to satisfy such Governmental Entity; and

(c)	if such Governmental Entity requires the divestment of any undertaking, or any business, activities or assets of any undertaking (the Divestment Business) that is controlled by:

(i)	any member of the Purchaser’s Group; or

(ii)	any Target Company, or any business, activities or assets of any Target Company,

and such Governmental Entity requires an upfront purchaser for the Divestment Business, the Purchaser will promptly identify and propose to the Governmental Entity a purchaser (a Divestment Purchaser) who has agreed to acquire such undertaking, business, activities or assets. Where the Governmental Entity does not agree to the Divestment Purchaser proposed by the Purchaser, the Purchaser will identify and propose such alternative Divestment Purchaser who has agreed to acquire such undertaking, business, activities or assets as may be suitable to the Governmental Entity in question, and will continue to make such proposals until a Divestment Purchaser suitable to the Governmental Entity is agreed upon.

4.5 The Seller shall, at its own cost, use best efforts to ensure that the Condition in clause 4.1 is fulfilled as soon as reasonably practicable after the date of this Agreement. However, for the sake of clarity, this does not impose any obligation on the Seller to make any remedies (including but not limited to the remedies described in Clause 4.4) to ensure satisfaction of the Condition. The Seller shall notify the Purchaser as soon as reasonably practicable and in any event within five (5) Business Days upon it becoming aware of any matter which might reasonably be expected to cause the Condition not to be satisfied.

4.6 The Seller and the Purchaser shall each notify the other without undue delay upon becoming aware that the Condition has been fulfilled. The first Business Day on or by which the Condition has been notified by any Party to the other Party as fulfilled is the Unconditional Date.

4.7 If the Unconditional Date has not occurred on or before the date falling six (6) months following the date of Agreement, this Agreement shall automatically terminate (other than in respect of the Surviving Provisions). In such event, neither Party (nor any of its Affiliates) shall have any claim under the Transaction Documents of any nature whatsoever against the other Party (or any of its Affiliates) except in respect of any rights and liabilities which have accrued before termination or under any of the Surviving Provisions.

5.    CLOSING

5.1 Closing shall take place at the offices of Freshfields Bruckhaus Deringer LLP, Seilergasse 16, 1010 Vienna, Austria on the fifth Business Day after the later of (i) the Unconditional Date and (ii) Seller having properly complied with its obligation under clause 5.8.

5.2 At Closing each of the Seller and the Purchaser shall deliver or perform (or ensure that there is delivered or performed) all those documents, items and actions respectively listed in relation to that Party or any of its Affiliates (as the case may be) in Schedule 4 (the Closing Obligations).

5.3 If the Purchaser fails to comply with any Material Closing Obligation, then the Seller shall be entitled (in addition to and without prejudice to any other rights and remedies that may be available to the Seller) by written notice to the Purchaser, to:

(a)	require Closing to take place so far as practicable having regard to the defaults which have occurred;

(b)	notify the Purchaser of a new date for Closing (being not more than 10 Business Days after the original date for Closing) in which case the provisions of this clause 5 (other than this clause 5.3) and Schedule 4 shall apply to Closing as so deferred; or

(c)	terminate this Agreement (other than the Surviving Provisions).

If this Agreement is so terminated, neither Party nor any of its Affiliates shall have any claim under this Agreement of any nature against the other Party or its Affiliates (except in respect of any rights and liabilities which have accrued before termination or under any of the Surviving Provisions).

5.4 If the Seller fails to comply with any Material Closing Obligation, then the Purchaser shall be entitled (in addition to and without prejudice to any other rights and remedies that may be available to the Purchaser) by written notice to the Seller, to:

(a)	require Closing to take place so far as practicable having regard to the defaults which have occurred; or

(b)	notify the Seller of a new date for Closing (being not more than 10 Business Days after the original date for Closing or any deferred date for Closing) in which case the provisions of this clause 5 (other than this clause 5.4) and Schedule 4 shall apply to Closing as so deferred.

5.5 If the Seller (on the one hand) or the Purchaser (on the other):

(a)	fails to comply with any Closing Obligation that is not a Material Closing Obligation;

(b)	in the case of the Purchaser only, fails to comply with any Material Closing Obligation and the Seller exercises its rights under clause 5.3(a) to require Closing to take place so far as practicable having regard to the defaults which have occurred; or

(c)	in the case of the Seller only, fails to comply with any Material Closing Obligation and the Purchaser exercises its rights under clause 5.4(a) to require Closing to take place so far as practicable having regard to the defaults which have occurred, then the Parties shall be required to proceed to Closing and, to the extent that any such obligation is not complied with at Closing, the defaulting Party shall (without affecting any other rights and remedies available to the other Party) use its reasonable endeavours to ensure that such obligation is fulfilled as soon as practicable following Closing.

5.6 If in accordance with clause 5.3(b), Closing is deferred and at such deferred Closing the Purchaser fails to comply with its Material Closing Obligations, the Seller shall have the right to terminate this Agreement and neither Party nor any of its Affiliates shall have any claim under this Agreement of any nature against the other Party or its Affiliates (except in respect of any rights and liabilities which have accrued before termination or under any of the Surviving Provisions).

5.7 If Closing has not occurred on or before the date falling six (6) months following the date of Agreement for whatever reason (other than as indicated in clauses 5.3 until 5.5), this Agreement shall automatically terminate (other than in respect of the Surviving Provisions). In such event, neither Party (nor any of its Affiliates) shall have any claim under the Transaction Documents of any nature whatsoever against the other Party (or any of its Affiliates) except in respect of any rights and liabilities which have accrued before termination or under any of the Surviving Provisions.

5.8 At least three (3) Business Days prior to Closing, the Seller shall provide the Purchaser with a schedule (the Payment Schedule) setting out:

(a)	any amount of known Leakage received by the Seller Group prior to such date;

(b)	the details set out in Schedule 9;

(c)	drafts of the Redemption Statements, including a good faith estimate of the Financing Indebtedness as at Closing, for each Agent; and

(d)	the bank account details of the Seller, into which the Purchaser Price should be paid at Closing.

5.9 As early as possible and in any event prior to Closing, the Seller shall provide the Purchaser with the final Redemption Statements, in each case of each Agent (as defined in each Facilities Agreement) under each Facilities Agreement, such Redemption Statements in each case irrevocably confirming (a) the amount to be paid until 11:00 a.m. on Closing in order to discharge in full all Financing Indebtedness, and (b) that payment until 11:00 a.m. on Closing of such amount will discharge in full all Financing Indebtedness.

6.    SELLER WARRANTIES

6.1 The Seller hereby represents and warrants within the scope and subject to the limitations set out in Schedule 6 (and the limitations set out in the Tax Indemnity (Schedule 8) insofar as they are expressed to apply to the Tax Warranties) that the statements set forth in the Warranties as stated in Schedule 5 and Part B of Schedule 8 are complete and correct as of the date of this Agreement.

6.2 None of the limitations in this clause 6, Schedule 6 or in the Tax Indemnity (Schedule 8) shall limit the liability of the Seller for wilful misconduct, severe gross negligence and fraud (Vorsatz, krass grobe Fahrlässigkeit und Arglist).

6.3 The Purchaser acknowledges and agrees that, except as provided under the Warranties or the Tax Indemnity, no other statement, promise or forecast made by or on behalf of the Seller or any member of the Seller Group or the Target Companies may form the basis of any Claim by the Purchaser or any other member of the Purchaser Group (including, after the Closing, the Target Companies) under or in connection with this Agreement or any Transaction Document. In particular, the Seller does not make any representation or warranty as to the accuracy of any forecasts, estimates, projections, statements of intent or opinion provided to the Purchaser, its Affiliates or to its or their advisors on or before the date of this Agreement (including any documents in the Data Room). In addition to and not in limitation of the limitations set forth in Schedule 6 and Schedule 8 but with the exception of any claim under Part A of Schedule 3, no Claim made under or claim made in connection with this Agreement shall require the Seller to pay an amount to the Purchaser in excess of the Purchase Price plus the balance of the Inter-Company Loan Payables less the Inter-Company Loan Receivables.

6.4 Except as otherwise explicitly stated in Schedule 5 and Part B of Schedule 8, the Warranties shall be deemed to be repeated immediately before Closing by reference to the facts and circumstances then existing as if references in the Warranties to the date of this Agreement were references to the date of Closing.

6.5 Except in the case of wilful misconduct, gross negligence and fraud and as against any individual or entity who has acted fraudulently, the Seller agrees and undertakes with the Purchaser that neither it nor any other member of the Seller Group has any rights against, and will waive and shall not make any claim against, any director, officer, employee, adviser or agent of: (i) any of the Target Companies; or (ii) any member of the Purchaser Group, on whom the Seller may have relied before agreeing to any term of this Agreement or any other Transaction Document or before entering into this Agreement or any other Transaction Document. With regard to statements, promises, forecasts or disclosures made or omitted by persons assisting the Purchaser in the performance of its duties (Erfüllungsgehilfen) any liability of the Purchaser Group for such persons shall be excluded.

6.6 Except in the case of wilful misconduct, gross negligence and fraud and as against any individual or entity who has acted fraudulently, the Purchaser agrees and undertakes with the Seller that neither it nor any other member of the Purchaser Group has any rights against, and will waive and shall not make any claim against, any director, officer, employee, adviser or agent of any member of the Seller Group, on whom the Purchaser may have relied before agreeing to any term of this Agreement or any other Transaction Document or before entering into this Agreement or any other Transaction Document. With regard to statements, promises, forecasts or disclosures made or omitted by persons assisting the Seller in the performance of its duties (Erfüllungsgehilfen) any liability of the Seller Group for such persons shall be excluded.

6.7 Notwithstanding clause 26, the provisions of clauses 6.5 and 6.6 may be relied upon and enforced by each individual or entity for whose benefit it is expressed or intended to be given.

6.8 The provisions of Schedule 6 shall apply with regard to certain Claims as set out therein.

6.9 The Seller undertakes to notify the Purchaser in writing promptly if it or any other member of the Seller Group becomes aware of any circumstance which would cause any Warranty to become untrue or inaccurate or misleading in any material respect.

6.10 To the extent permitted by law, all claims and remedies other than those explicitly provided for in this Agreement, are, irrespective of their nature, amount and legal basis, hereby expressly waived and excluded. In particular, but without limitation, the Parties shall have no rights of (i) withdrawal (Rücktritt), (ii) rescission (Wandlung), (iii) challenge of this Agreement on the grounds of error (Irrtumsanfechtung) or laesio enormis, or (iv) any other form of reversal or avoidance (Rückabwicklung, Anfechtung) of this Agreement, nor any claims against the other Party or its respective representatives, agents and/or advisers as a result of any mistake (Irrtum) about or disappearance (Wegfall) of the basis of the transaction (Geschäftsgrundlage) or as a result of a breach of any pre-contractual duties (culpa in contrahendo) and/or any liability in tort (Deliktshaftung). Furthermore, it is explicitly agreed by the Parties that the assumption set forth in Article 924 second sentence of the Austrian Civil Code (ABGB) does not apply. This clause 6.10 shall not limit the liability of a Party for wilful misconduct or fraud (Vorsatz und Arglist).

7.    PURCHASER WARRANTIES

The Purchaser hereby represents and warrants that the statements set forth in Schedule 7 are complete and correct as of the date of this Agreement which shall be deemed to be repeated immediately before Closing by reference to the facts and circumstances then existing as if references in the statements set forth in Schedule 7 to the date of this Agreement were references to the date of Closing.

8.    CONDUCT OF PURCHASER CLAIMS

8.1 If the Purchaser becomes aware of any claim or potential claim by a third party that might result in a Non-Tax Claim being made by the Purchaser (a Third Party Claim), the Purchaser shall:

(a)	as soon as reasonably practicable (and in any event within 30 days) give notice of the Third Party Claim to the Seller and ensure that the Seller is given all reasonable information and facilities to investigate it;

(b)	not (and ensure that each member of the Purchaser Group shall not) admit liability or make any agreement or compromise in relation to any Third Party Claim without the prior written approval of the Seller; and

(c)	ensure that it and each member of the Purchaser Group shall take such action as reasonably necessary to:

(i)	if Seller does not elect to take control of a Third Party Claim or before Seller elects to take control of a Third Party Claim, avoid, resist, dispute, appeal or defend the Third Party Claim (provided that Seller has agreed to reimburse Seller for any Costs reasonably incurred by the Purchaser Group and to the extent such action would not prejudice the ability of the Purchaser to bring a claim against the Seller);

(ii)	mitigate all Costs associated with the Claim;

(iii)	collect any amounts recoverable from third parties or applicable insurance policies in respect of the Claim;

(iv)	subject to the Seller indemnifying the Purchaser Group against all reasonable out of pocket costs and expenses, including those of its legal advisors, and the Seller having unconditionally and irrevocably acknowledged in writing the underlying Non-Tax Claim of the Purchaser against the Seller under this Agreement, allow the Seller (if it elects to do so) to take (subject to clause 8.2 below) over the conduct of all proceedings and/or negotiations arising in connection with the Third Party Claim; and

(v)	at Seller’s request, subject to the Seller having validly exercised its right pursuant to paragraph (iv) above and clause 8.2 to take over the conduct of the relevant proceedings, provide such information, cooperation and assistance as the Seller may reasonably require in connection with the preparation for and conduct of any proceedings and/or negotiations relating to the Third Party Claim.

8.2 Provided that the Seller irrevocably acknowledges the Non-Tax Claim of the Purchaser in writing (such acknowledgement being subject solely to the condition of the Third Party Claim being fully or partially successful (but otherwise unconditional)), the Seller is entitled to take exclusive control of the defense, negotiation and settlement of such Third Party Claim on behalf of the relevant Target Company by appropriate proceedings with counsel reasonably acceptable to the Purchaser at the sole cost and expense of the Seller. Thereby, the Seller shall reasonably take into account the best interest of the relevant Target Company. In any case, the Purchaser may still participate in, but may not control, any such defense or settlement at its sole cost and expense.

8.3 The rights of the Seller under clause 8.1(c) (iv) and (v) and 8.2 shall only apply to a Third Party Claim if the Seller gives notice to the Purchaser in writing of its intention to exercise its rights (including an irrevocable acknowledgement of the Non-Tax Claim of the Purchaser, that is solely conditional upon the Third Party Claim being fully or partially successful (but otherwise unconditional) as set out in clause 8.2 and an indemnification of the Purchaser Group against all reasonable out of pocket costs and expenses, including those of its legal advisors) within ten (10) Business Days of the Purchaser giving notice of the Third Party Claim. If the Seller does not give notice during that period, the Purchaser shall, notwithstanding clauses 8.1(b) and 8.1(c)(i), be entitled in its absolute discretion to settle, compromise, or resist any action, proceedings or claim against any member of the Purchaser Group out of which that Third Party Claim may arise. For the avoidance of doubt, this clause 8.3 does not relieve the Purchaser from the obligation to mitigate set out in clause 8.1(c)(ii).

8.4 The Purchaser shall not be precluded from bringing any Non-Tax Claim for breach of any of the terms of this Agreement by reason of any breach of the terms of this clause 8 if and to the extent Seller’s liability is not increased by Purchaser’s failure to fully comply with the terms of this clause 8. The Seller shall in no event be liable for any damage or Non-Tax Claim to the extent increased as a result of Purchaser’s non-compliance.

9.    REFINANCING

9.1 Upon Closing, the Purchaser will pay to each Agent (as defined in each Facilities Agreement) for same-day value in immediately available funds, free of any costs, fees, set-off or deductions an amount equal to the Financing Indebtedness as set out in the respective Redemption Statement for the relevant Facilities Agreement as delivered to the Purchaser by the Seller at least 2 (two) Business Days prior to Closing.

9.2 The Seller shall, to the extent legally permitted, reasonably cooperate with the Purchaser from the date of this Agreement until the Closing with a view to enable the Purchaser (i) to refinance the Financing Indebtedness on Closing in accordance with the underlying Facilities Agreements and Redemption Statements and/or (ii) to discharge in full any amount due and payable under the Facilities Agreements (including without limitation any obligation as to the payment of prepayment penalties and break costs) on Closing.

9.3 The Seller shall cause and, so far as it is lawfully able and to the extent that it is within its power to do so, shall procure that each member of the Seller Group and each Target Company will cause its and their respective directors, officers, employees, advisers and representatives to provide such cooperation in connection with the Financing Indebtedness required in connection with the purchase of the Shares as contemplated by this agreement as may be reasonably requested by the Purchaser. Such cooperation may, as the case may be, also include a cooperation with a view to obtaining any consents or waivers from existing lenders of the Target Companies required or useful in the context of the refinancing and future financing of Target Companies.

9.4 The Seller and Purchaser shall, to the extent so elected by the Purchaser, use their reasonable efforts to obtain consent by the lender under the Facilities Agreements to irrevocably waive any rights of prepayment or acceleration in case of a change of control pursuant which occurs as a consequence of the purchase of the Shares as defined in this Agreement between the date of this Agreement and Closing.

10.    TAX

10.1 The provisions of Schedule 8 shall apply in relation to Taxation.

10.2 Schedule 8 (apart from the Tax Indemnity) shall come into effect on the date of this Agreement. The Tax Indemnity shall come into effect at Closing.

11.    PAYMENT OF INTER-COMPANY LOAN AMOUNTS

11.1 The provisions of Schedule 9 shall apply in respect of the payment of Inter-Company Loan Amounts.

12.    GUARANTEES AND OTHER THIRD PARTY ASSURANCES

12.1 The Purchaser shall use its reasonable efforts to ensure that as soon as reasonably practicable after Closing each member of the Seller Group is released in full from all Third Party Assurances listed in Part A of Schedule 10 given by it in respect of obligations of any member of the Target Group. Pending release of any Third Party Assurance referred to in this clause 12.1, the Purchaser shall indemnify the Seller and each of its Affiliates against any and all amounts arising after Closing under or by reason of that Third Party Assurance.

12.2 The Seller shall procure on or before Closing that each Target Company is released in full from all Third Party Assurances listed in Part B of Schedule 10 given by it in respect of obligations of any member of the Seller Group. In addition, the Seller shall use its reasonable efforts to ensure that, as soon as reasonably practicable after becoming aware of any other Third Party Assurance in respect of any obligations of any member of the Seller Group (but at the earliest at Closing), each Target Company is released in full from such Third Party Assurance. Pending release of any Third Party Assurance referred to in this clause 12.1, the Seller shall indemnify the Purchaser and each of its Affiliates against any and all amounts arising after Closing under or by reason of that Third Party Assurance.

13.    INFORMATION, RECORDS AND ASSISTANCE POST-CLOSING

13.1 For two (2) years (or, in respect of Tax, ten (10) years) following the Closing Date:

(a)	each member of the Purchaser Group shall provide the Seller, and shall procure that the Target Companies provide to the Seller, (at the Seller’s cost) with reasonable access at reasonable times to (and the right to take copies of) the books, accounts, and other records held by it after Closing to the extent that they relate to the Target Companies and to the period up to Closing but only to the extent necessary for accounting, regulatory or Tax purposes (the Purchaser Records); and

(b)	each member of the Seller Group shall provide the Purchaser (at the Purchaser’s cost) with reasonable access at reasonable times to (and the right to take copies of) the books, accounts, customer lists and all other records held by it after Closing to the extent that they relate to the Target Companies but only to the extent necessary (determined by the Purchaser acting reasonably) for accounting, regulatory or Tax purposes (the Seller Records).

These obligations are subject to the provisions of clause 19.

13.2 For ten (10) years following Closing:

(a)	no member of the Purchaser Group shall dispose of, or destroy any of, the Purchaser Records without first giving the Seller at least 2 months’ notice of its intention to do so and giving the Seller a reasonable opportunity to remove and retain any of them (at the Seller’s expense); and

(b)	no member of the Seller Group shall dispose of or destroy any of the Seller Records without first giving the Purchaser at least 2 months’ notice of its intention to do so and giving the Purchaser a reasonable opportunity to remove and retain any of them (at the Purchaser’s expense).

13.3 Following Closing:

(a)	the Seller shall promptly give to the Purchaser all written notices, correspondence, information or enquiries received by it in relation to the Target Companies; and

(b)	the Purchaser shall promptly give to the Seller all written notices, correspondence, information or enquiries received by it in relation to any business of the Seller Group not comprised within the Target Companies.

14.    NON-SOLICITATION COVENANT

14.1 Subject to clause 14.3, neither the Seller nor any of its Affiliates shall (whether alone, jointly with another, directly or indirectly), for 18 months after Closing, offer to employ or seek to entice away (i) from any Target Company any person who is employed by any Target Company in a managerial or skilled position and (ii) any person who is employed by any other member of the Purchaser Group and with whom the Seller had first contact in relation to the transactions contemplated hereunder. For the purposes of this clause 14 “Affiliates” as it related to the Seller shall exclude any portfolio company of the “EQT” branded funds.

14.2 This undertaking is given to the Purchaser and, as an explicit contract to the benefit of a third party, to the Target Companies. The Seller acknowledges that each is an entirely independent restriction and is no greater than is reasonably necessary to protect the interests of the Purchaser Group including the Target Companies. If any such restriction shall be held void or unenforceable but would be valid if deleted in part or reduced in its application, then that restriction shall apply with such modifications as may be necessary to make it valid and effective.

14.3 The Seller and its Affiliates shall not be prohibited from (i) conducting any general advertisements for employment directly or through any agent (including placement and recruiting agencies) and (ii) hiring any such person (A) who approaches the Seller or its Affiliates in response to such advertisements or general solicitations, (B) who contacts the Seller or its Affiliates on his or her own initiative without any solicitation from Seller or its Affiliates, or (C) is no longer employed by a Target Company before he or she is approached by the Seller or its Affiliates.

15.    CLAW BACK COVENANT

The Purchaser unconditionally and irrevocably agrees to pay to the Seller within ten (10) Business Days of written demand an amount equal to any liability which the Seller or another member of the Seller Group actually incurs and pays to any member of the Target Group as a consequence of any return of capital (Einlagenrückgewähr) or similar concepts under foreign law, whether in cash or in kind, paid or made by a Target Company to that Seller or that other member of the Seller Group on or prior to Closing not in accordance with applicable law, but if and to the extent such liability concerns the period between the Locked Box Accounts Date and Closing only if (i) the transaction underlying the liability qualifies as Permitted Leakage and/or (ii) in case the transaction underlying the liability qualifies as Leakage, the Seller has indemnified the Purchaser or any Target Company for such Leakage in accordance with this agreement.

This clause 15 shall be without prejudice to any Claims of the Purchaser under this agreement, in particular (without limitation) based on clause 3 and/or Part C of Schedule 8 (Tax). This clause 15 shall not apply in case of (i) any proceeding for the winding up, bankruptcy or insolvency of the relevant Target Company or (ii) if the liability is based on a claim brought by a Target Company, which at the time the claim is made has ceased to be a member of the Purchaser Group. After the expiry of the Escrow Period, the Purchaser shall be entitled to set off any and all claims under this agreement against any liability under this clause 15.

16.    PAYMENTS; DEFAULT INTEREST

16.1 Any payment to be made pursuant to this Agreement by the Purchaser (or any member of the Purchaser Group) to the Seller or to a member of the Seller Group shall be made to the Seller’s Bank Account, or the Escrow Account with respect to the Escrow Amount. The Seller agrees to pay each member of the Seller Group that part of each payment to which it is entitled.

16.2 Any payment to be made pursuant to this Agreement by the Seller (or any member of the Seller Group) to the Purchaser or to a member of the Purchaser Group shall be made to the Purchaser’s Bank Account. The Purchaser agrees to pay each member of the Purchaser Group that part of each payment to which it is entitled.

16.3 Payments under clause 16.1 and 16.2 shall be made in immediately available funds by electronic transfer on the due date for payment. Any payment from the sending party to the receiving party shall be deemed completed and discharge the sending party, once the sending party has initiated an irrevocable payment order for the respective amount to the other Party’s Bank Account.

16.4 If any sum due for payment (other than interest) in accordance with this Agreement is not paid on the due date for payment, the person in default shall pay Default Interest on that sum from, but excluding, the due date to, and including, the date of actual payment calculated on a daily basis.

17.    COSTS

17.1 Subject to clause 17.2 and except as otherwise provided in this Agreement (or any other Transaction Document), the Seller and the Purchaser shall each be responsible for their own Costs and charges incurred in connection with the Proposed Transaction.

17.2 The Purchaser shall bear all notarization fees, administrative or court fees relating to satisfying the Condition in clause 4.1, and any duties, transfer taxes, including real estate transfer tax, and any registration fees of the commercial register, in each case incurred in connection with the Proposed Transaction.

18.    ANNOUNCEMENTS

18.1 Notwithstanding clause 19, the Parties shall mutually agree on the issuance of a press release on or after the date of this agreement.

18.2 Notwithstanding clause 19, neither the Seller nor the Purchaser (nor any of their respective Affiliates) shall make any announcement in connection with the existence or subject matter of this Agreement (or any other Transaction Document) without the prior written approval of the other (such approval not to be unreasonably withheld or delayed).

18.3 The restriction in clause 18.1 shall not apply to the extent that the announcement is required by law or by any stock exchange or any regulatory, governmental or antitrust body having applicable jurisdiction, provided that the Party proposing to make the announcement or issue the communication to shareholders shall first inform the other Party of its intention to do so and take into account the reasonable comments of the other Party.

19.    CONFIDENTIALITY

19.1 For the purposes of this clause 19 Confidential Information means:

(a)	information relating to the provisions of, and negotiations leading to, this Agreement and the other Transaction Documents;

(b)	(in relation to the obligations of the Purchaser) any information received or held by the Purchaser (or any of its Representatives) relating to the Seller Group or, before Closing, any of the Target Companies; and

(c)	(in relation to the obligations of the Seller) any information received or held by the Seller (or any of its Representatives) relating to the Purchaser Group or, following Closing, any of the Target Companies, and includes written information and information transferred or obtained orally, visually, electronically or by any other means and any information which the Party has determined from information it has received including any forecasts or projections.

19.2 Each of the Seller and the Purchaser shall (and shall ensure that each of its Representatives shall) maintain Confidential Information in confidence and not disclose Confidential Information to any person except: (i) as permitted by clause 18 or this clause 19; or (ii) as the other Party approves in writing.

19.3 Subject to clause 19.4 below, clause 19.2 shall not prevent disclosure by a Party or any of its Representatives to the extent it can demonstrate that:

(a)	disclosure (i) is required by law or by any stock exchange or any regulatory, governmental or antitrust body (including any Tax Authority) having applicable jurisdiction (provided that, if reasonably practicable, the disclosing Party shall first inform the other Party of its intention to disclose such information and take into account the reasonable comments of the other Party), or (ii) with regard to information regarding the transaction that is subject to this Agreement and key financial metrics associated with this transaction only, in each case to the extent required by statutory or contractual obligations existing at the date of this Agreement or Closing Date, is made to the current and potential, direct and indirect investors and sources of capital for the Seller Group or the Purchaser Group, as applicable;

(b)	disclosure is of Confidential Information which has previously become publicly available other than through that Party’s action or failure to act (or that of its Representatives);

(c)	disclosure is required for the purpose of any arbitral or judicial proceedings arising out of this Agreement (or any other Transaction Document);

(d)	disclosure is made to lending banks, financial institutions or any other funding or prospective funding (whether debt or equity) parties of the Purchaser or any of its Affiliates or arrangers of such funding (or their respective Affiliates) or rating agencies engaged by or on behalf of the Purchaser, together with their directors, officers and advisers provided such parties are under a duty of confidentiality on substantially the same terms as this clause 19.

19.4 Each of the Seller, the Purchaser and its Representatives shall only disclose Confidential Information as permitted by this clause 19 if it is reasonably required and, in the case of disclosures under clause 19.3 (d), only if the recipient is informed of the confidential nature of the Confidential Information and is subject to an obligation to keep confidential any information so disclosed.

19.5 If this Agreement terminates, the Purchaser shall as soon as practicable on request by the Seller:

(a)	return to the Seller all written documents and other materials relating to the Seller, any Target Company or this Agreement (including any Confidential Information) which the Seller (or its Representatives) have provided to the Purchaser (or its Representatives) without keeping any copies thereof;

(b)	destroy all information or other documents derived from the documents and materials referred to under clause 19.5(a); and

(c)	so far as it is technically possible to do so and does not conflict with written document retention policies, expunge such Confidential Information from any computer, word processor or other device (and all information not expunged pursuant to this clause 19.5 shall remain subject to the confidentiality restrictions contained in this Agreement),

(d)	provided that nothing in this clause 19.5 shall require the Purchaser (or any of its Representatives) to return or destroy any Information which the Purchaser is required to retain under any applicable law, rule or regulation (including the rules of a professional body).

20.    ASSIGNMENT

20.1 Except as provided in this clause 20 or unless the Seller and the Purchaser specifically agree in writing, no person shall assign, transfer, hold on trust or encumber all or any of its rights under this Agreement nor grant, declare, create or dispose of any right or interest in any of them.

20.2 The Purchaser may assign its rights under this Agreement and/or any Transaction Document to which it is a party to any bank(s) and/or financial institution(s) lending money or making other banking facilities available to the Purchaser (or any member of the Purchaser Group) for the acquisition of the Shares as the case may be; provided, however, that (i) the Purchaser remains fully jointly liable for the obligations arising out of this Agreement, and (ii) notwithstanding any such assignment, the Seller may unless it receives written notice of enforcement of the relevant security interest, deal with the Purchaser in connection with all matters arising under this Agreement.

20.3 Each Party may assign (in whole or in part) rights under this Agreement and/or of any Transaction Document to which it is a party to an Affiliate, and such rights may be enforced by any Affiliate, provided that the assigning Party remains fully liable (on a joint basis) for the obligations arising out of this Agreement; provided, further that such assignment does not prevent, impair or materially delay the closing or enlarge, alter or change any obligation of any other Party hereto.

20.4 If an assignment is made in accordance with this clause 20, the liabilities of the members of the Seller Group to the Purchaser Group under this Agreement shall be no greater than such liabilities would have been if the assignment had not occurred.

21.    FURTHER ASSURANCES

21.1 Each of the Seller and the Purchaser shall, from the Closing Date, without undue delay (unverzüglich) execute, or procure the execution of, such further documents as may be required by law or be necessary to implement and give effect to the Transaction Documents and secure to the Purchaser the full benefit of the rights, powers and remedies conferred upon the Purchaser under the Transaction Documents.

21.2 Each of the Seller and the Purchaser shall procure to the extent legally possible that its Representatives comply with all obligations under the Transaction Documents that are expressed to apply to any such Representatives.

22.    NOTICES

22.1 Any notice in connection with this Agreement shall be in writing in English and delivered by hand, fax, registered post or courier using an internationally recognised courier company. A notice shall be effective upon receipt and shall be deemed to have been received: (i) at the time of delivery, if delivered by hand, registered post or courier; or (ii) at the time of transmission if delivered by fax provided that in either case, where delivery occurs outside Working Hours, notice shall be deemed to have been received at the start of Working Hours on the next following Business Day.

22.2 The addresses and fax numbers of the Parties for the purpose of clause 22.1 are:

Seller	Address: 23, rue Aldringen, L-1118 Luxembourg	Email: jens.Hoellermann@eqt.lu

For the attention of: Jens Hoellermann

With a copy to:	Kirkland & Ellis International LLP, 30 St Mary Axe, London EC3A 8AF UK	Email: roger.johnson@kirkland.com

For the attention of: Roger Johnson

Purchaser	Address: Route de la Longeraie 9, Lake Geneva Center, Building A, 1110 Morges, Canton of Vaud, Switzerland	Email: michael.bisignano@ca.com

For the attention of: the management board

With a copy to	CA, Inc., 520 Madison Avenue 22nd Floor, New York, NY 10022, USA	Email: michael.bisignano@ca.com

For the attention of: the general counsel; Michael Bisignano

With a copy to	CA, Inc., 520 Madison Avenue 22nd Floor, New York, NY 10022, USA	Email: michael.bisignano@ca.com

For the attention of: EVP, Corporate Development

With a copy to	Freshfields Bruckhaus Deringer LLP, Seilergasse 16, A-1010 Vienna, Austira	Email: konrad.groeller@freshfields.com

For the attention of: Konrad Groeller

23.    WHOLE AGREEMENT

This Agreement and the other Transaction Documents together set out the whole agreement between the Parties in respect of the sale and purchase of the Shares and supersede any prior agreement (whether oral or written) relating to the Proposed Transaction.

24.    VARIATIONS

No amendment of this Agreement (or of any other Transaction Document) shall be valid unless it is in writing (unless notarisation is required). This shall also apply to any amendment of this clause 24.

25.    INVALIDITY

Each of the provisions of this Agreement and the other Transaction Documents is severable. If any such provision is held to be or becomes invalid or unenforceable under the law of any jurisdiction, the Parties shall use all reasonable efforts to replace it with a valid and enforceable substitute provision the effect of which is as close to its intended effect as possible. The aforesaid rule shall apply mutatis mutandis to fill any gap that may be found to exist in this Agreement.

26.    THIRD PARTY ENFORCEMENT RIGHTS

Except as expressly stipulated in this Agreement, this Agreement shall not grant any right to persons who are not a party to this Agreement. To the extent this Agreement expressly grants rights to third parties, the Parties shall be permitted to change or exclude such rights at any time without the consent of the respective third party.

27.    GOVERNING LAW AND JURISDICTION

27.1 This Agreement shall be governed by, and construed in accordance with, the laws of Austria, without reference to or application of any conflict of laws rules.

27.2 Any dispute, controversy or claim arising from or in connection with this Agreement or its validity shall be finally settled in accordance with the Rules of Arbitration of the International Chamber of Commerce as applicable at the time of the arbitral proceedings without recourse to the ordinary courts of law. The arbitral tribunal shall consist of three arbitrators. The place of arbitration shall be Vienna. The language of the arbitral proceedings shall be English, provided, however, that written evidence (and supporting documents) may be submitted in the original language.

27.3 If mandatory applicable law requires any matter arising out of, or in connection with, this Agreement and its execution to be decided upon by an ordinary court of law, the commercial court in Vienna shall have exclusive jurisdiction.

SCHEDULE 2

ESCROW

1. Subject to the following provisions, the Escrow Amount shall be operated as follows:

2. Subject to paragraph 4 the Escrow Amount plus any interest accrued thereon shall be paid by the Escrow Agent to the Seller within three (3) Business Days (i) upon receipt of a valid joint escrow release notice executed by both Parties (in the form set out in schedule 2 to the Escrow Agreement) and/or (ii) from the date falling 12 months after Closing, provided in case of each (i) and (ii) that no notice of a claim of the Purchaser under this Agreement (including, for the avoidance of doubt, any Claim and any other claims under this agreement) has been received by the Seller in the period from (but excluding) the Closing Date to (and including) the date falling 12 (twelve) months after the Closing Date (the Escrow Period), unless the restrictions not to release the Escrow Amount (in whole or in parts) according to paragraph 4(a) of this Schedule 2 have ceased to apply.

3. Any notification of any claim in accordance with paragraph 2 shall include, to the extent possible, a reasonable good faith estimate of the amount of such claim (the Raised Claim) by the Purchaser.

4. No amounts out of the Escrow Amount shall be released to the Seller if the Seller has received a notice of a Raised Claim within the Escrow Period provided, however, that the restriction not to release the Escrow Amount (in whole or in parts) after the Escrow Period to the Seller:

(a)	ceases in respect of a claim of the Purchaser under this Agreement, where:

(i)	the Purchaser has not, until the later of (y) the day on which six (6) months after such notification of a Raised Claim have expired or (z) the day on which the respective claim becomes time-barred pursuant to this Agreement (taking into account any suspension of the time limitation), commenced proceedings in accordance with clause 27 to pursue such Raised Claim (the Arbitral Proceedings), or

(ii)	the claim(s) of the Purchaser has/have been finally resolved by written agreement between the Seller and the Purchaser or pursuant to Arbitral Proceedings and the Purchaser has received such amount as was determined to be paid to the Purchaser pursuant to such agreement or Arbitral Proceedings, as applicable; or

(iii)	the claim(s) of the Purchaser has/have been finally resolved by written agreement between the Seller and the Purchaser pursuant to bilateral negotiations and the Purchaser has received such amount as was deter-mined to be paid to the Purchaser pursuant to such agreement; and

(b)

does at all times only apply to the extent of the aggregate of the Claimed Amount(s) pursuant to the relevant Raised Claim(s) of the Purchaser with the result that amounts of the Escrow Amount shall be, upon the expiry of the Escrow Period, released within three (3) Business Days after (i) receipt of a joint instruction notice to the Escrow Agent and/or (ii) the Seller informing the Escrow Agent with a copy to the Purchaser in writing (such notification to be accompanied by reasonable evidence) that any of the events according to paragraph 4(a) of this Schedule 2 have occurred, in each case of (i) and (ii) to the extent the Escrow Amount exceeds the aggregate of such Claimed

Amount(s). For the purposes of this paragraph Claimed Amount(s) means (i) before the commencement of Arbitral Proceedings, the amount estimated by the Purchaser in good faith in its notice of a Raised Claim, (ii) after the commencement of Arbitral Proceedings and prior to the arbitral decision of the arbitral committee, the amount Purchaser has claimed in Arbitral Proceedings and (iii) after the aforementioned arbitral decision the amount of a Purchaser’s Claim awarded to Purchaser by the arbitration committee.

5. The Parties undertake to issue instructions to the Escrow Agent for investments on and releases from the Escrow Account due under the above subsections in any case without undue delay and in writing.

6. The Party receiving any monies out of the Escrow Amount shall be entitled to any interest accrued on such received monies and shall in such proportion also bear any account fees (Kontoführungsgebühren) with respect to the Escrow Account. Any fees of the Escrow Agent in relation to the Escrow Agreement are borne by the Parties in equal parts (50:50).

SCHEDULE 3

NO LEAKAGE, CONDUCT OF BUSINESS

Part A : No Leakage Undertaking

1. The Seller undertakes to the Purchaser that (i) since the Locked Box Accounts Date there has not been any Leakage, (ii) there will not be any Leakage in the Pre-Closing Period and (iii) as of Closing no agreement or arrangement will exist to which any Target Company is a party which will result in any Leakage after Closing (the No Leakage Undertakings), in each case other than any Permitted Leakage.

2. The Seller undertakes to the Purchaser (and shall fully indemnify and hold harmless the Purchaser on a Euro-for-Euro basis) that if there is a breach of any of its No Leakage Undertakings set out in this Part A, it shall, following Closing, pay or procure payment in cash to the Purchaser on demand the aggregate of a sum equal to the amount of:

(a)	such Leakage, if and to the extent such Leakage has not reduced the Purchase Price in accordance with the Bridge or as part of the Payment Schedule; and

(b)	interest on the amount of such Leakage, as applicable, from and including the date on which such Leakage is paid until the date on which the undertaking to pay in accordance with paragraph (a) above is fully satisfied (provided that where the undertaking to pay is at any time satisfied in part, interest shall from the date of such partial satisfaction only accrue on the amount of any such Leakage which is left outstanding), and for these purposes interest shall accrue at a rate of 3% (three per cent) per annum.

3. Other than in the case of the Seller’s wilful misconduct, severe gross negligence or fraud (Vorsatz, krass grobe Fahrlässigkeit und Arglist), the liability of the Seller pursuant to the No Leakage Undertaking shall terminate on the date falling 12 (twelve) months after Closing unless (i) before that date the Purchaser has notified the Seller of a breach of the No Leakage Undertaking, and (ii) the Purchaser has commenced proceedings in accordance with clause 27 in respect of such breach (if the respective claim resulting from such breach has not been previously satisfied, settled or withdrawn) until the later of (y) the day on which six (6) months after such notification have expired or (z) the day on which the respective Leakage claim becomes time-barred pursuant to this paragraph 3 (taking into account any suspension of the time limitation).

4. For the purpose of this Agreement:

(a)	Leakage means

in each case to, or on behalf of, or for the benefit of the Seller or any member of the Seller Group:

(i)	any dividend or distribution (whether in cash or in-kind) or any return of capital (whether by reduction of capital or redemption or purchase of shares) from any Target Company;

(ii)	any management, service or other charges or fees, costs, bonuses or other sums, paid or incurred by any Target Company (including directors’ fees or monitoring fees or other appropriations of profit);

(iii)	any waiver, deferral or release by any Target Company of any amount or obligation owed or due to such Target Company by a Seller or its Affiliates;

(iv)	any transaction other than on arm’s length third party terms;

(v)	any assumption or discharge of any liability (including in relation to any recharging of costs of any kind) by any Target Company of the Seller or any of its Affiliates;

(vi)	any guarantee, indemnity or security provided by any Target Company in respect of the obligations or liabilities of any Seller or any of its Affiliates;

(vii)	any other payments made (whether in cash or kind) or benefits conferred by any Target Company;

(viii)	any payment or incurrence of interest or principal in respect of any indebtedness owed by any Target Company;

(ix)	any assets transferred or surrendered to, or liabilities assumed, indemnified, or incurred; and

irrespective of whether the relevant payment or other benefit is made, on behalf of, or for the benefit of the Seller or any member of the Seller Group:

(x)	any payment by or obligation of any Target Company to pay any third party costs relating to the Proposed Transaction, including any obligation or liability to pay any fees or commissions with respect to this agreement or its implementation to any M&A advisor, broker, agent or finder, the Seller or any member of the Seller Group and any remuneration, severance payments, retention bonuses, bonus payments, proceeds from a participation in any management equity program or management incentive scheme or any other similar payments to any director, officer, board member or employee of the Seller or any Target Company related to, arising from or in connection with the transaction contemplated by this agreement;

(xi)	any prepayment fees, break costs or any other costs to be incurred by any Target Company resulting from the prepayment of the Facilities Agreements and/or the Inter-Company Loan Amounts on the Closing Date; and

(xii)	any Tax becoming payable by any Target Company as a consequence of any of the matters referred to in (i) to (xi) above (including any employer portion of any payroll taxes due on any amounts payable pursuant to paragraph (x) above), but does not include Permitted Leakage.

(b)	Permitted Leakage means:

(i)	any payments provided for under the terms of this Agreement and any Transaction Document;

(ii)	the payments made by any Target Company with respect to, and any incurrence of interest in respect of, any Inter-Company Loan Payables and Inter-Company Loan Receivables;

(iii)	any matter undertaken at the written request or written consent of the Purchaser;

(iv)	any payments made or agreed to be made in the ordinary course of the Target Companies’ trading activities, on arm’s length terms by any Target Company to the Seller or any of its Affiliates, all of which, except for any portfolio company of the “EQT” branded funds, are specifically listed in Schedule 13;and

(v)	all payments made or accruals in respect of payments to be made or liabilities otherwise incurred by any Target Company to the extent that any such amounts have been specifically accrued or have been specifically provided for in the Locked Box Accounts.

5. The Seller undertakes to the Purchaser (and shall fully indemnify and hold harmless the Purchaser and every member of the Target Group on a Euro-for-Euro basis) that any and all related party agreements and arrangements entered into between any Target Company and any member of the Seller Group (other than a Target Company) will be terminated as of Closing, free and clear of any liabilities and/or obligations of the relevant Target Company.

Part B : Conduct of Business

1. In the Pre-Closing Period, the Seller shall, to the extent permissible under applicable law and except (i) as permitted or required by the terms of any Transaction Documents or (ii) as may be approved by the prior written consent of the Purchaser (which shall not be unreasonably withheld or delayed), procure that:

(a)	the affairs of the Target Companies are conducted only in the ordinary and usual course of business and reasonable efforts are taken to preserve and protect the assets of each of the Target Companies;

(b)	subject to clause 19 (Confidentiality), the Purchaser’s representatives shall be allowed such access as is reasonably requested, upon reasonable notice and during Working Hours, to (i) the books and records of each Target Company (including all statutory books, minute books, leases, contracts, supplier lists and customer lists), with the right to take copies and (ii) the premises used by, and management of, the Target Companies and their businesses, in each case to the extent permitted by applicable law;

(c)	all relevant information which comes to its notice or that of any other member of the Seller Group (except for any portfolio company of the “EQT” branded funds) in relation to any fact or matter (whether existing on or before the date of this Agreement or arising afterwards) which may constitute a material breach of any Warranty if the Warranties were to be repeated on or at any time before Closing by reference to the facts and circumstances then existing as if references in the Warranties to the date of this Agreement were references to the relevant date, is promptly disclosed to the Purchaser;

(d)	no Target Company issues or agrees to issue or allots or conducts a reorganisation of any share capital (except to another Target Company);

(e)	no Target Company declares, authorises, makes or pays any dividend or other distribution (whether in cash, stock or kind) or reduces, purchases or redeems any part of its paid-up share capital;

(f)	no alteration is made or agreed to be made to the articles of association or other constitutional documents of any Target Company;

(g)	all transactions between any Target Company and any member of the Seller Group (except for any portfolio company of the “EQT” branded funds) take place substantially in a manner and on terms substantially consistent with previous practice in the 12 months before the date of this Agreement and such transactions are disclosed to the Purchaser, unless already listed in Schedule 13;

(h)	all transactions between any Target Company and any member of the Seller Group (for the avoidance of doubt, including any portfolio company of the “EQT” branded funds) take place on an arm’s length basis;

(i)	no Target Company enters into or terminates any contract or arrangement (i) having a value or involving or likely to involve expenditure in excess of EUR 1,000,000 in aggregate or EUR 250,000 per annum or (ii) which cannot be performed within its terms within 6 months after the date on which it is entered into or undertaken or cannot be terminated on less than 6 months’ notice;

(j)	no Target Company gives any guarantee, indemnity or other agreement to secure an obligation of a third party which if called would result in a cost to any Target Company of EUR 250,000 or more;

(k)	no Target Company agrees to or permits the institution or settlement of any litigation where it could result in a payment to or by a Target Company, except for collection in the ordinary course of trading debts, none of which exceeds EUR 250,000;

(l)	each Target Company maintains in full force and effect (and complies with) the insurance policies that are in force on the date of this Agreement and shall supply the Purchaser with a schedule of such insurances on request, that no Target Company allows or procures any act or omission which is reasonably likely to void or render voidable such insurances and that, if any insured event occurs before Closing in relation to any Target Company, the respective Target Company makes recovery under the relevant policy prior to Closing (and to the extent that recovery is made, the proceeds are paid to the applicable Target Company recovering under the relevant policy) and, upon request of the Purchaser, to the extent permissible under the relevant policy and where necessary to secure the benefit of the relevant cover, the Purchaser Group’s interest in the Target Companies is noted on the relevant insurance policies;

(m)	unless such alteration, amendment or variation is required by law or relevant accounting requirements, no alteration, amendment or variation is made to the accounting policies of the Target Companies;

(n)	no Target Company makes changes in terms of employment or entered into or adopted (or agreed to adopt) any new, or amend any existing, Compensation and Benefit Plan (including pension fund and bonus commitments), in circumstances which are likely to increase in aggregate the total staff costs of the Target Companies by more than 5 per cent. per annum, in each case unless this is required by law, any contract exiting on the date of this Agreement or any applicable collective bargaining agreements;

(o)	no Target Company makes changes (other than those required by law) to any arrangements under or in connection with which benefits are payable on death, leaving employment or retirement for or in respect of any of the Employees;

(p)	no Target Company shall employ or agree to employ any new persons fully or part time in the Target Companies except for replacements or employees whose annual remuneration does not exceed EUR 125,000;

(q)	other than as required by law, no Target Company shall enter into any (or modify any subsisting) agreement with any trade union or any agreement that relates to any works council or similar body representing Employees;

(r)	no Key Manager is given notice of termination of employment, is dismissed and/or no employment relationship with any Key Manager is (conditionally or unconditionally) terminated by mutual agreement;

(s)	no Target Company makes or undertakes to make any capital expenditure in excess of EUR 250,000 individually, or EUR 1,000,000 in aggregate (other than in accordance with the current year budget or business plan);

(t)	no Target Company creates any Third Party Right over the Shares or the shares or assets of any Target Company other than a Permitted Encumbrance;

(u)	no Target Company shall sell, license (except in the ordinary course of business), otherwise dispose of, terminate its right to use, fail to renew or fail to take any action to defend or preserve any material Intellectual Property Right that is owned or used by the relevant Target Company;

(v)	each Target Company shall: (i) maintain the ABC Policies and Procedures that are in force at the date of this Agreement and designed to prevent it and its Associated Persons from violating applicable Anti-Bribery Law; (ii) keep accurate records of its activities, including financial records; and

(w)	the Seller will take reasonable steps to preserve and protect the Target Companies’ assets and goodwill.

2. In the Pre-Closing Period, the Seller shall, to the extent permissible under applicable law and except as may be approved by the prior written consent of the Purchaser, procure that the Purchaser and its representatives are provided with all necessary resources and assistance from the Target Companies to prepare for the integration of the Target Companies into the Purchaser’s Group, including but not limited to:

(a)	attending meetings with the Purchaser, its representatives and its Employees as required from time to time;

(b)	delivering to the Purchaser the following information relating to the Company on the first day (or such other day set out below) of each month following execution of this Agreement and providing to the Purchaser promptly notice of any material developments or changes to that information:

(i)	as soon as possible but not later than on the fifteenth day of the following month the monthly financials of the Target Group reflecting the key performance indicators consistent with past practice; and

(ii)	information on product level performance, customer level information (new contracts, renewals, added capacity/true-ups, terminations, and similar information), changes to the sales pipeline and partner ecosystem, changes to the hiring plan (including new hires, terminations, departures and similar events), and any updates to the product set, change in roadmap or resource allocation.

3. Undertaking in relation to employee information and consultation. The Seller undertakes to ensure that each of the Target Companies will comply with all legally mandatory and other appropriate information and consultation requirements in relation to Employees and in relation to the respective works councils and other employee representation bodies, and provide all related necessary information, prior to Closing, and in such manner that any such information and obligation requirements will not cause any delay of the Closing. This undertaking shall not apply to any information and consultation requirements to the extent triggered by the behaviour of, or announcement from, any member of the Purchaser Group going beyond the signing of this Agreement and the execution and completion of the actions and transactions contemplated hereunder.

4. Undertaking in relation to Compensation and Benefit Plans and Retirement Plans. No later than on the day immediately prior to Closing, the Seller shall take such actions as are necessary to cause a board consent (in the Agreed Form) to be adopted by the board of directors (or equivalent governing body) of each Target Company that sponsors a Compensation and Benefit Plan or Retirement Plan intended to be qualified under Section 401(a) of the Code, (the Seller’s US Retirement Plans) terminating Seller’s US Retirement Plans with such termination to be effective no later than the day immediately prior to the Closing Date, and shall provide the Purchaser with an executed copy of such board consent (the 401(k) Termination Consent). The Purchaser shall permit all Employees employed by Automic Software Inc. to enroll in the CA Savings Harvest Plan (the Purchaser’s 401(k) Plan) as soon as reasonably practicable following the Closing, subject to such Employees having met applicable eligibility requirements under the terms of the Purchaser’s 401(k) Plan and shall recognize such eligible Employees’ prior service with the Target Companies for eligibility and vesting purposes under the Purchaser’s 401(k) plan.

5. Undertaking in relation to customer contracts. The Seller shall upon the Purchaser’s request instruct management of the Group to obtain, to the extent they are able, duly executed termination waivers from the one hundred largest customers (for the purposes of which a customer and its Affiliates shall be treated as one customer) of the Target Group (calculated on the basis of turnover achieved by the Target Group in the last twelve months prior to the Locked Box Accounts Date) if and to the extent the respective contracts with such customers provide for a termination right of such customer as a result of the transaction contemplated under this agreement (change of control provision).

SCHEDULE 4

CLOSING OBLIGATIONS

At Closing, the Parties shall simultaneously (Zug um Zug) take the following actions:

(a)	the Seller shall deliver to the Purchaser (i) the duly executed resignation letters, effective as of the Closing Date, of those members of the management board, supervisory board, advisory board or any other board of any of the Target Companies who are listed in Schedule 11 and (ii) a duly executed register filing regarding the change of the shareholder in the Company;

(b)	the Seller shall deliver to the Purchaser (i) the duly executed Conditional Release Documents and (ii) the duly executed 401(k) Termination Consent;

(c)	the Seller, the Purchaser and the Escrow Agent shall enter into the Escrow Agreement;

(d)	the Parties shall carry out their respective obligations under clause 12 and Schedule 10 with regard to Third Party Assurances required to be performed at Closing;

(e)	the Seller and the Purchaser shall carry out their respective obligations under Schedule 8Part A1 with regard to Intercompany-Loan Amounts required to be performed at Closing;

(f)	the Purchaser shall pay to

(i)	the Escrow Agent the Escrow Amount;

(ii)	the Seller the Closing Portion; and

(iii)	the Agent an amount equal to the Financing Indebtedness as set out in the Redemption Statement (provided by the Seller to the Purchaser prior to Closing) in accordance with clause 9.

(g)	the Parties shall enter into a closing memorandum in the form of a notarial deed (in a form to be agreed by both Parties, acting reasonably) confirming that all Conditions and Closing Obligations have been fulfilled and hence, Closing has taken place; and

(h)	the Seller and the Purchaser shall ensure that an application to the Austrian commercial register is executed to register (i) the change of the shareholder and (ii) the change of the members of the management board and supervisory boards, if any.

SCHEDULE 5

SELLER WARRANTIES

For the avoidance of doubt, each statement set out below in this Schedule 5 is made subject to and on the terms of clause 6 and Schedule 6.

Part A : General/Commercial

1.    THE SELLER GROUP AND THE SHARES

1.1 Authorisations, valid obligations, filings and consents.

(a)	The Seller has obtained all corporate authorisations and (other than to the extent relevant to the Conditions) all other governmental, statutory, regulatory or other consents, licences, authorisations, waivers or exemptions required to empower it to enter into and perform its obligations under this Agreement and any other Transaction Document to which it is a party.

(b)	Entry into and performance by the Seller of this Agreement and/or any other Transaction Document to which it is a party will not: (i) breach any provision of its Constitutional Documents; or (ii) (subject to fulfilment of the Conditions) result in a breach of any laws or regulations in its jurisdiction of incorporation or of any order, decree or judgment of any court or any governmental or regulatory authority.

(c)	This Agreement and the Transaction Documents will, when executed, constitute valid and binding obligations of the Seller.

(d)	Except as referred to in this Agreement, no member of the Seller Group or any Target Company (i) is required to make any announcement, consultation, notice, report or filing or (ii) requires any consent, approval, registration, authorisation or permit, in each case in connection with the execution and performance of this Agreement or any other Transaction Document.

1.2 The Seller Group, the Shares and the Target Companies.

(a)	Each of the Seller and the Target Companies is validly incorporated, in existence and duly registered under the laws of its jurisdiction of incorporation.

(b)	The Shares constitute the whole of the issued share capital of the Company. All the Shares are fully paid and there is no liability to pay any additional contributions on the Shares and the Seller is or will at Closing (subject to Purchaser’s compliance with the Closing action accordance to Schedule 4(f)(iii)) be (i) the sole owner of the Shares free from all Third Party Rights; and (ii) subject to any restrictions on the Purchaser, entitled to transfer or procure the transfer of the Shares on the terms of this Agreement.

(c)	No member of the Seller Group has entered into any agreement whereby any person (other than a Target Company) has the right (exercisable now or in the future and whether contingent or not) to call for the allotment or issue of any share or loan capital in any Target Company. No person has the right (whether exercisable now or in the future and whether contingent or not) to call for the allotment, conversion, issue, sale or transfer of any share interest or any other security giving rise to a right over the registered capital (whether issued or unissued) of any Target Company under any option or other agreement.

(d)	The information on the Target Companies set out in Schedule 11 is accurate. All the issued shares in each Target Company are (indirectly) legally and beneficially owned by the Company free from all Third Party Rights except as set out in Schedule 11. All such shares are fully paid and there is no outstanding liability to pay any additional contribution on the shares.

1.3 Other interests. No Target Company owns or has any interest of any nature in any shares, debentures or other securities issued by any undertaking (other than another Target Company).

2.    FINANCIAL MATTERS

2.1 The Accounts. The Last Accounts give a true and fair view, and the Locked Box Accounts do not give a misleading view, of the state of affairs of the (relevant) Target Company and/or Target Companies to which they relate, and its or their assets and liabilities and of the results thereof for the financial year ended on the date as of which the respective accounts have been drawn up and:

(a)	the Last Accounts and the Locked Box Accounts were prepared in accordance with the International Financial Reporting Standards (IFRS) as adopted by the EU and other legal or regulatory requirements and are in compliance with such laws and regulations provided that the Purchaser acknowledges that the financial information and notes forming part of the Locked Box Accounts are condensed;

(b)	the Last Accounts and the Locked Box Accounts either make full provision for or disclose in accordance with IFRS all liabilities (whether actual, contingent or disputed and including finance lease commitments and pension liabilities), all outstanding capital commitments and all bad or doubtful debts of the Target Companies; and

(c)	the accounts receivables which have been recorded in accordance with IFRS set out in the Locked Box Accounts are collectible in the ordinary course of business without any withholding rights, rights of set off or rights of deduction.

2.2 Position since Last Accounts Date. Since the Last Accounts Date until the Locked Box Accounts Date:

(a)	each Target Company has carried on business in the ordinary and usual course;

(b)	no Target Company has declared, authorised, paid or made, any dividend or other distribution (whether in cash, stock or in kind) (except for any dividends provided for in the Accounts) nor has it reduced paid-up share capital;

(c)	no Target Company has issued or agreed to issue any share or loan capital or other similar interest;

2.3 Position since Locked Box Accounts Date. Since the Locked Box Accounts Date until the Signing Date, the affairs of the Target Companies have been conducted only in the ordinary and usual course of business and no Target Company has executed any action or otherwise incurred any of the matters set out in Part B of Schedule 3.

2.4 No undisclosed liabilities. There are no actual or contingent material liabilities of any of the Target Companies except for (i) liabilities disclosed and adequately provided for in the Locked Box Accounts or (ii) liabilities incurred in the ordinary and usual course of business since the Locked Box Accounts Date.

2.5 Accounting and other records. The statutory books, books of account and other records of each Target Company required to be kept by applicable laws in any relevant jurisdiction are up-to-date and have been maintained in accordance with those laws and relevant generally accepted accounting practices on a proper and consistent basis and comprise in all material respects complete and accurate records of all information required to be recorded. No notice or allegation that any books and records are incorrect or should be rectified has been received by any Target Company. All such material statutory books, books of account and other records are in the possession or under the control of a Target Company together with all documents of title and executed copies of all existing agreements which are necessary for the proper conduct of its business and to which the relevant Target Company is a party.

2.6 Management Accounts. The Management Accounts do not materially misstate the state of affairs and financial performance of a target Company and /or the Target Companies as at 31 October 2016.

3.    FINANCIAL DEBT

3.1 No Target Company owes any Financial Debt to any person outside the Seller Group other than the Financing Indebtedness.

3.2 No Target Company has received any notice to repay any Financial Debt which is repayable on demand.

3.3 Neither any of the Target Companies nor any member of the Seller Group has failed to meet any of the financial covenants under any of its Facilities Agreements at any time until Closing, where such failure had a material adverse effect on the Target Group taken as a whole.

3.4 Except as disclosed in Exhibit Part A, 3.4, no Financial Debt of any Target Company has become due and payable, or capable of being declared due and payable, before its normal or originally stated maturity and no Target Company or member of the Seller Group has received a demand or other notice requiring any Financial Debt of any Target Company to be paid or repaid before its normal or originally stated maturity.

3.5 Subject to Purchaser complying with its obligations under paragraph (f) (iii) of Schedule 4, all Encumbrances over shares or assets of (i) any member of the Seller Group and (ii) any Target Company (including, but not limited to, bank accounts, loan receivables, Inter-Company Loan Amounts and accounts receivable) which have been granted in favour of (a) the Security Agent (as defined in each Facilities Agreement) and/or any other Finance Party under (and as defined in) the Facilities Agreements in respect of the Facilities Agreements or (b) any third party in respect of any related hedging agreements will be released upon Closing.

3.6 No event of default or any other event or circumstance which would entitle any person to call for early repayment of any Financial Debt of any Target Company or to enforce any security given by any Target Company (or, in either case, any event or circumstance which with the giving of notice would constitute such an event or circumstance) has occurred.

4.    REGULATORY MATTERS

4.1 Licences. Each Target Company has obtained all material licences, permissions, authorisations (public or private) or consents (together, Approvals) required for carrying on its business effectively in the places and in the manner in which it is carried on at the date of this Agreement in accordance with all applicable laws and regulations. These Approvals are in full force and effect and not subject to any unusual or onerous conditions and have been complied with. So far as the Seller is aware there are no circumstances which indicate that any Approval will or is likely to be revoked or not renewed, in whole or in part, in the ordinary course of events (whether as a result of the Proposed Transaction or any of the Transaction Documents or otherwise).

4.2 Compliance with laws. Each Target Company has at all times conducted its business and corporate affairs materially in accordance with its memorandum, articles of association, by-laws or other equivalent constitutional documents and all applicable mandatory laws. As far as the Seller is aware, no Target Company is in default of any statute, regulation, order, decree or judgment of any court or any governmental or regulatory authority in any jurisdiction which applies to the Target Company.

5.    THE BUSINESS ASSETS

For the purposes of this paragraph 5, a Material Asset shall mean an asset with a book value in the Locked Box Accounts of EUR 1 million or more but does not include any of the Properties.

5.1 Ownership. Subject to Encumbrances released by the Conditional Release Documents upon Purchaser’s compliance with its obligations under paragraph (f) (iii) of Schedule 4 and the Permitted Encumbrances, each Target Company owns or is entitled to use all the Material Assets necessary to carry on its business as currently carried on. As of the date of this Agreement, no Target Company has (outside the ordinary and normal course of business) disposed of, or agreed to dispose of, any Material Asset of its business included in the Last Accounts.

5.2 Possession. Subject to Encumbrances released by the Conditional Release Documents upon Purchaser’s compliance with its obligations under paragraph (f) (iii) of Schedule 4 and the Permitted Encumbrances , the Material Assets of the businesses of the Target Companies are in their possession or under their control and where any assets are used but not owned by a Target Company, as far as the Seller is aware no event or circumstance has occurred which may entitle any person to terminate any agreement in respect of such use.

6.    INSURANCE

Exhibit Part A, 6 contains a summary of the insurance maintained by or covering each Target Company, as of the date hereof, together with details of all claims in excess of EUR 100,000 under any policy of insurance made by a Target Company in the 3 years before the date of this Agreement. The details in that summary are true and accurate in all material respects. Those insurances are in full force and effect, all premiums payable to date have been paid and as far as the Seller is aware there are no circumstances which might lead to the insurers avoiding any liability under them or the premiums being increased (other than in the ordinary course of business). No member of the Seller Group or Target Company has made any claim in excess of EUR 100,000 under any such policy of insurance which is still outstanding.

7.    CONTRACTUAL MATTERS

7.1 Prior to the date of this Agreement, the Seller has made available to the Purchaser correct and, in relation to all material terms, complete copies of all material contracts.

7.2 Contracts. As of the date hereof, no Target Company is a party to any agreement except for as listed in Exhibit Part A, 7.2:

(a)	which has an annual recurring contract value in excess of EUR 200,000 or is otherwise material for any of the Target Companies and under the terms of which, as a result of the entry into and performance of the Transaction Documents: (i) any other party will be entitled to be relieved of any obligation or become entitled to exercise any right (including any termination or pre-emption right or other option); or (ii) any Target Company will be in default, where such Relief, exercise or default is likely to have a material adverse effect on the Target Companies; or (iii) a material liability or obligation of a Target Company is likely to be created or increased;

(b)	which is not in the ordinary course of business, including but not limited to a grant by a Target Company of its Intellectual Property that is outside of the ordinary course of business, or not on arm’s-length basis;

(c)	which establishes any agency, distributorship, marketing, purchasing, manufacturing or licensing agreement or arrangement on an exclusive basis or otherwise materially limits the business of a Target Company;

(d)	which grants unlimited license or deployment rights or source code licenses;

(e)	which exposes a Target Company to financial risks that are not fully covered by an existing insurance of the relevant member of the Target Group;

(f)	which has an annual recurring contract value in excess of EUR 200,000 or is otherwise material for any of the Target Companies and which includes most favoured nation, most favoured customer or best pricing guarantees;

(g)	which is a joint venture, consortium, partnership, domination or profit (or loss) sharing agreement;

(h)	under which any Target Company has sold or disposed of any company or business where it remains subject to any liability (whether contingent or otherwise);

(i)	which involves or is likely to involve expenditure by any Target Company outside of the budget (disclosed to the Purchaser prior to the date hereof) totalling in excess of EUR 250,000 per annum or any obligation of a material nature or magnitude;

(j)	which is a recognition, procedural or other agreement between any Target Company and any recognised independent trade union;

(k)	which is a bid, tender, proposal or offer which, if accepted, would result in any Target Company being committed to any agreement or arrangement of a kind described in paragraphs 7.2(a) to 7.2(j) above.

7.3 Government Contracts. With respect to Government Contracts:

(a)	Exhibit Part A, 7.3(a) hereto lists and identifies each relationship with a Governmental Entity as of the date hereof which has resulted in payments to the Target Company in excess of USD 75,000 per year held by any Target Company together with the (1) customer, (2) date of start of the relationship, (3) term and date of current contract and (4) contract type (e.g., firm fixed price, cost reimbursable).

(b)	As of the date hereof, no Target Company has any outstanding bid made by it in response to a request for proposal.

(c)	No Government Contract is subject to a cost, schedule, technical, or quality problem that is determined by the relevant Target Company, in good faith, to jeopardize the overall successful performance of the Government Contract, including the relevant Target Company’s ability to complete the contract at a profit.

(d)	As far as the Seller is aware, no Government Contract was awarded on the basis of the relevant Target Company having preferential status (small business, small disadvantaged business, 8(a), woman owned business, etc.).

(e)	No Target Company is a party to a “Contractor Team Arrangement”, as that term is defined at Federal Acquisition Regulation Subpart 9.6, that has not terminated or expired.

(f)	As far as the Seller is aware, (i) each Government Contract was legally awarded on an arms-length basis, and (ii) no such Government Contract is the subject of bid or award protest proceedings. As far as the Seller is aware, no facts exist that could give rise to a claim for price adjustment under any Government Contract under the Truth in Negotiations Act or other applicable law.

(g)	As far as the Seller is aware, no facts exist which could reasonably be expected to give rise to liability to a Target Company under the False Claims Act (or any similar applicable law).

(h)	As far as the Seller is aware, no Target Company has undergone or is undergoing any audit, review, inspection, investigation, survey or examination of records relating to any Government Contract.

(i)	As far as the Seller is aware, there has been no allegation, charge, finding, investigation, or report (internal or external to the relevant Target Company) to the effect that the relevant Target Company has been, or may have been, a party to a task order or delivery order or Government Contract where the goods or services purchased, or identified to be purchased, by a Governmental Entity under such task order or delivery order of Government Contract are different from those described in the statement of work contained in the multiple award schedule contract or other Government Contract under which the task order or delivery order or Government Contract was issued.

(j)	Neither a Target Company nor any of its directors, officers, executive employees, or, as far as the Seller is aware, any consultant or Affiliate of any Target Company has been or is now suspended, debarred, or, as far as the Seller is aware, proposed for suspension or debarment from Government Contracts, and, as far as the Seller is aware, no facts exist which would reasonably be expected to give rise to such suspension or debarment, or proposed suspension or debarment. Neither the Company nor any other Target Company has ever been determined by any Governmental Entity to be non-responsible to perform any Government Contract. No Government Contract awarded to any Target Company has been terminated for default within five (5) years prior to the date of this Agreement.

(k)	The Target Companies and their respective employees hold such security clearances as are required to perform its Government Contracts. Prior to the execution of this Agreement, the Seller has provided to the Purchaser a list setting forth the name of each of its employees who has a security clearance and the level of such security clearance. Except to the extent prohibited by applicable law, Exhibit Part A, 7.3(k) sets forth all facility security clearances held by the Target Companies as of the date hereof. As far as the Seller is aware, there is no existing information, fact, condition, or circumstance that would cause the Company to lose any facility security clearance.

(l)	Each contract that is an end user license agreement between any Target Company and a Governmental Entity executed by means of “click-through” acceptance, as far as the Seller is aware, constitutes the valid, binding and enforceable obligation of such Governmental Entity, to the extent permitted by law.

(m)	All representations and certifications made by any Target Company with respect to the disclosure of its commercial sales practices for any Government Contract or bid for any Government Contract were accurate as of their effective date, and the relevant Target Companies operate their business in accordance with such commercial sales practices.

(n)	No finders’ fee or similar payment has been made to any third party in relation to a Government Contract that has not properly been disclosed as required pursuant to applicable law.

7.4 Defaults. No Target Company is in material default under any contract or arrangement referred to in paragraphs 7.2 and 7.3 above and no third party is in material default under any such contract or arrangement with any Target Company and, as far as Seller is aware, there are not circumstances in either case likely to give rise to such a material default.

7.5 Intragroup relations. There are no existing agreements or arrangements between (i) any Target Company and (ii) the Seller and/or any member of the Seller Group (excluding any portfolio company of the “EQT” branded funds) that will continue after Closing. Any agreements or arrangements between (i) any Target Company and (ii) the Seller and/or any member of the Seller Group are entered into at arms-length terms and any other related party agreements entered into between any Target Company and any member of the Seller Group which have been terminated on or before Closing have been concluded at arms-length terms.

7.6 No brokerage fees. Except as disclosed in Exhibit Part A, 7.6(1), no officer, managing director, board member or member of senior management (leitender Angestellter) of a Target Company was granted, promised, or otherwise given the prospect of, a payment or other non-cash benefit in connection with the initiation, conclusion or performance of this Agreement. Except as disclosed in Exhibit Part A, 7.6(2), no Target Company is obligated to pay any brokerage, finder’s fees, advisor’s fees, bonuses, extra compensation, or to make any severance payments to third parties (including any officers, managing directors, board members or employees of the Target Companies) or to make other payments or provide non-cash benefits in connection with the initiation, conclusion and performance in this Agreement.

8.    LITIGATION

8.1 No Target Company is involved as a party in any litigation or arbitration and, so far as the Seller is aware, no such proceedings have been threatened in writing by or against a Target Company and there are no circumstances existing which are likely to lead to any such proceedings by or against a Target Company except as listed in Exhibit Part A, 8.1.

8.2 No governmental, administrative, regulatory or other official investigation or inquiry concerning any Target Company is in progress or pending or, so far as the Seller is aware, threatened and, so far as the Seller is aware, there are no circumstances likely to lead to any such investigation or inquiry.

8.3 The Seller is not aware of any claims of or against any Target Company resulting from or in connection with former acquisitions and disposals. The execution of this Agreement (and the completion of the transaction contemplated herein) will not result in any loss, restriction or limitation to make any claim under former acquisition agreements and any transaction documents connected therewith, including, for the avoidance of doubt, the warranty insurance policy obtained by the Company in relation to any such transaction.

8.4 All legal settlements entered into by the Seller and/or any Target Company, as well as all final judgments or judicial decrees against the Seller and/or any Target Company, within the last three (3) years from the date hereof ,that relate to the business of any Target Company is listed in Exhibit Part A, 8.4.

9.     INSOLVENCY ETC.

No bankruptcy, insolvency or judicial composition proceedings concerning the Seller or any Target Company have been applied for. No circumstances exist which would require an application for any bankruptcy, insolvency or judicial composition proceedings concerning the Seller or any Target Company nor do any circumstances exist according to any applicable bankruptcy or insolvency laws which would justify the avoidance of this Agreement.

Part B : IP/IT

1. IP/IT

(a)	Exhibit Part B, 1(a)(1) is a complete and accurate list of the material registered and material unregistered Owned IP, as of the date hereof. The owner or applicant for each Intellectual Property Right specified in Exhibit Part B, 1(a)(2) is correctly stated. So far as the Seller is aware, the Owned IP is valid, enforceable and the Seller and/or the respective Target Company has clear title to it.

(b)	So far as the Seller is aware, the Owned IP is in material compliance with all legal requirements (including the timely post-registration filing of affidavits of use and incontestability and renewal applications with respect to trademarks, and the payment of all filing, examination, annuity and maintenance fees and proof of working or use with respect to patents), is not subject to amendment, challenge, removal or surrender, and is not subject to any maintenance, prosecution, renewal or other fees or actions falling due and payable within 180 days after the Closing Date other than such indicated in Exhibit Part B, 1(b). So far as the Seller is aware, there is nothing that might prevent applications for registration of the Owned IP from being granted.

(c)	No Intellectual Property Right is currently involved in any nullity, inventorship challenge, cancellation, interference, reissue, re-examination or opposition proceeding other than such indicated in Exhibit Part B, 1(c) and no such action is currently threatened with respect to any of the Owned IP.

(d)	Seller and all Target Companies have taken all appropriate steps to protect the Owned IP, including all appropriate steps to protect the Owned IP from infringement. Each item of Owned IP will be owned or available for use by Purchaser immediately following the Closing on identical terms and conditions as it was owned or available for use by Seller and/or the respective Target Company immediately prior to the Closing.

(e)	No compulsory licences or anything similar have been, or, so far as the Seller is aware, are likely to be, granted for the Owned IP.

(f)	No Target Company has made any false statement in, omission from, or other misrepresentation in connection with, the applications, office actions or other submissions to any PTO relating to any Owned IP or any Seller Product.

(g)	To the Seller’s best knowledge there have been no acts or omissions that would prejudice the rights of the Purchaser to enforce the Owned IP. Transactions relating to the Owned IP have been registered promptly, and within applicable time limits.

(h)	No government funding, facilities of a university, college, other educational institution or research centre, or funding from any person was used in the creation or development of the Owned IP. No current or former employee, consultant or independent contractor, who was involved in, or who contributed to, the creation or development of any Owned IP, has performed services for any governmental entity, a university, college, or other educational institution, or a research centre, during a period of time during which such employee, consultant or independent contractor was also performing services used in the creation or development of the Owned IP. Neither Seller nor any of the Target Companies are party to any contract, license or agreement that grants to such governmental entity any right or license with respect to the Owned IP.

2. Business IP.

(a)	A Target Company is either the sole legal and beneficial owner of all of the rights and interests in, or has validly licensed to it, all of the Business IP to the extent required to carry out the respective Target Company’s business after Closing as they were carried out at the date of this Agreement.

(b)	The Owned IP, the Intellectual Property Rights that are licensed to the Target Companies by third parties and the Intellectual Property Rights that are acquired by or made available to the Target Companies or the Purchaser under this Agreement and/or the Transaction Documents together comprise all of the Intellectual Property Rights that are required to carry on the Target Companies’ businesses after Closing as they were carried on at the date of this Agreement.

3. Licences.

(a)	Except for the Third Party Software Licenses, Exhibits Part B, 3(a) is, as of the date hereof, a complete and accurate list of any and all contracts or other arrangements pursuant to which Seller has been granted or otherwise received any right under any Intellectual Property material for the Target Companies’ businesses, indicating for each such contract and arrangement the title, the parties, date executed, the term, whether or not it is exclusive and the Intellectual Property covered thereby (the Third Party IP Licenses and, together with the Third Party Software Licenses, the Third Party Licenses).

(b)	Seller has valid, enforceable and transferable rights to use, including the right to host or distribute, all of the Intellectual Property covered by the Third Party Licenses, in the same manner in which such Intellectual Property is currently being used, hosted or distributed.

(c)	Seller is in full compliance with the terms and conditions of all Third Party Licenses. The Third Party Licenses are in force. None of the licences of Intellectual Property Rights granted to any Target Company under a Third Party License is due to expire or is capable of being terminated at will by the licensor within 180 days after the Closing Date. So far as the Seller is aware, none of the parties to any Third Party Licenses are in default and there are no grounds on which any Third Party Licenses might be terminated by the licensor within 180 days after the Closing Date. No disputes have arisen or are foreseeable in connection with Third Party Licenses.

(d)	Exhibit Part B, 3(d) is, as of the date hereof, a complete and accurate list of all Third Party Licenses pursuant to which any royalty, honorarium or other fee is or will become payable by Seller or any of the Target Companies for the use of or right to use any Intellectual Property, and in each case indicating the payment terms thereunder. No royalties, honoraria or other fees are accrued and unpaid by Seller or any of the Target Companies.

4. No infringement by Target Companies. None of the operations of any Target Company infringe, are likely to infringe or have in the last two years infringed the Intellectual Property Rights of a third party. No third party has disputed the right of a Target Company to use the Business IP and so far as the Seller is aware there are no circumstances likely to give rise to a dispute.

5. No infringement by third parties.

(a)	As far as Seller is aware, no third party is infringing, or is likely to infringe, the Owned IP and the licensor had not alleged infringement by any third party. To the Seller’s best knowledge, no Target Company has disputed the right of a third party to use the Intellectual Property Rights owned or used by the third party and there are no circumstances likely to give rise to a dispute.

(b)	As far as Seller is aware, no Target Company has acquiesced in the unauthorised use by a third party of the Owned IP or Business IP.

6. Know-How.

(a)	The Target Companies have access to and are able to use without any restriction all know-how which the Target Companies need in order to carry on their business as presently conducted and presently intended to be conducted in the future. The Target Companies have not disclosed such know-how to any third party other than in the normal course of their business and under adequate confidentiality agreements with the receiving party. The know-how is not subject to any proceedings for violation of trade secrets or business secrets or for breach of confidentiality obligations.

(b)

Seller or a Target Company has taken all reasonable market standard steps to protect the respective rights in know-how used in connection with the conduct of the business of Seller (including with respect to any Seller Products and Owned IP). Without limiting the foregoing, Seller has enforced a policy of requiring each employee, consultant, contractor and potential business partner or investor to execute proprietary information and confidentiality agreements materially and substantially consistent with their standard forms thereof (complete and current copies of which have been delivered to Purchaser). As far as Seller is aware, there has been no material disclosure to any third party of any know-how used in connection with the conduct of the business of Seller. Seller has complied in all material respects with all applicable contractual and legal requirements pertaining to information privacy and security. No complaint relating to an improper use or disclosure of, or a breach in the security of, any such know-how has been made or threatened against Seller or any of the Target Companies.

7. Trademarks. All trademarks of Seller and the Target Companies which are used in any way in connection with the conduct of the business of Seller and the Target Companies have been in continuous use by Seller and/or the respective Target Company. As far as the Seller is aware, there has been no prior use of any such trademarks or other action taken by any person that would confer upon said person superior rights in such trademarks. Seller and, as far as the Seller is aware, all Target Companies have taken all necessary steps to protect the trademarks against infringement. To the Seller’s best knowledge, the registered trademarks have been continuously used in the form appearing in, and in connection with the goods and services listed in, their respective registration certificates or identified in their respective pending applications.

8. Patents. Seller or the respective Target Company has taken all necessary steps to file applications for and preserve the patents which are used in any way in connection with the conduct of the business of Seller, including the payment of annuities or maintenance fees and the filing of all required documents.

9. Copyrights. Except for the copyrights licensed by Seller pursuant to the Third Party Licenses, the copyrights which are used in any way in connection with the conduct of the business of Seller relate to works of authorship created by (i) employees of Seller within the scope of their employment and who have irrevocably assigned all of their rights (without limitation or reservation) to Seller and who have, if permissible under applicable law, irrevocably waived in favour of Seller any moral rights in relation thereto, or (ii) independent contractors who have irrevocably assigned all of their rights (without limitation or reservation) to Seller and who have, if permissible under applicable law, irrevocably waived in favour of Seller any moral rights in relation thereto. So far as the Seller is aware, the works covered by such copyrights were not copies of nor specifically derived from any work for which Seller does not own respective rights.

10. Domain names. Seller has valid registrations for each of the domain names set forth on Exhibit Part B, 10 and there are no other domain names used in the conduct of the business by Seller. The registration of each such domain name is free and clear of all Third Party Rights and is in full force and effect and in full compliance with all applicable domain name registration requirements, and identifies Seller or a Target Company as the owner and entity to contact regarding the registration. Seller or the respective Target Company has paid all fees and have adhered to and complied with all administrative policies required to maintain each registration. The registrations or uses of the domain names have not been disturbed or placed “on hold” and Seller has not received written notice of any claim asserted against Seller adverse to its rights to such domain names.

11. Encumbrances. The Owned IP is not subject to any Third Party Right.

12. Restrictions on use. There are no agreements or arrangements that restrict the disclosure, use or assignment by any Target Company of the Owned IP other than such indicated in Exhibit Part B, 12

13. Loss of Owned IP or licences.

(a)

Neither the Owned IP nor any licences of Intellectual Property Rights granted to or by any Target Company will be lost, or rendered liable to termination, by virtue of the acquisition of the Shares or the performance of this Agreement or any of the other

Transaction Documents and none of the execution, delivery and performance of this Agreement or any other Transaction Agreement, the performance by Seller of its obligations hereunder and thereunder nor the consummation of the transactions contemplated by this Agreement will constitute a material breach of or default under any instrument, license or other agreement governing any Intellectual Property Right, result in the grant of any rights to any Intellectual Property Right to any third party or materially impair the right of Purchaser to use, develop, make, have made, offer for sale, sell, import, copy, modify, create derivative works of, distribute, license, or dispose of any Intellectual Property Right or portion thereof.

(b)	Immediately after the Closing, all Owned IP and Seller’s rights in and to Third Party Licenses will be fully transferable, alienable or licensable by Purchaser without restriction and without additional payment of any kind to any third party.

14. Disclosure, assignment and inventions.

(a)	The Seller has not, in the three years before the date of this Agreement, received any notification from any former or current employee, officer, director, manager, contractor or consultant of the Target Companies (each a Contributor) alleging that they are the owner (in whole or in part) of any of the Owned IP. So far as the Seller is aware, there are no outstanding or threatened claims from any current or former Contributors in relation to any Owned IP in any jurisdiction for compensation or remuneration for inventions invented or copyright works created or anything similar.

(b)	Each Contributor who, either alone or with others, has created, developed or invented Intellectual Property Rights that a Target Company uses has entered into a written agreement with a Target Company obliging him to disclose and assign or license those Intellectual Property Rights to a Target Company.

15. Moral rights. So far as the Seller is aware , no moral rights or rights of a similar nature have been asserted or are likely to be asserted which would affect the use of the Business IP.

16. Software.

(a)	Exhibit Part B, 16(a)(1) is, as of the date hereof, a complete and accurate list of all software that is owned by Seller or a Target Company (collectively, the Seller Owned Software). By way of example and without limitation, Exhibit Part B, 16(a)(2) includes software that is owned by Seller or a Target Group Company and is or was within the last three years prior to the date of this Agreement sold, licensed, rented, leased, hosted, distributed or supported by Seller or a Target Group Company, or owned by Seller or a Target Group Company included in or developed for inclusion in the Seller Products.

(b)	Seller Product(s) mean(s) any and all software products that are or were within the last three years prior to the date of this Agreement sold, licensed, rented, leased, hosted, or distributed by Seller directly or indirectly through resellers. Exhibit Part B, 16(b) sets forth a correct and complete list of all material Seller Products, as of the date hereof.

(c)

Seller Owned Software was either developed by (i) employees of Seller within the scope of their employment and who have irrevocably assigned all of their rights to the Seller Owned Software (without limitation or reservation) to Seller and who have, if permissible under the applicable jurisdiction, irrevocably waived in favour of Seller any moral rights in relation thereto, or (ii) independent contractors who have irrevocably assigned all of their rights to the Seller Owned Software to Seller and who have, if permissible under the applicable jurisdiction, irrevocably waived in favour of Seller any moral rights in relation thereto. Each of the Seller Products can be compiled from the associated source code without undue burden.

(d)	To the Seller’s best knowledge, all Seller Owned Software or licensed from any other person (including under Third Party Software Licences) is free from any significant defect, programming or documentation error including bugs, logic errors or failures of the software to operate in all material respects as described in the related documentation, and conforms to the specifications thereof, and no Seller Owned Software or licensed from any other person (including under Third Party Software Licences) contains any “back door,” “drop dead device,” “time bomb,” “Trojan horse,” “virus,” or “worm” (as such terms are commonly understood in the software industry) or any other code designed or intended to have, or capable of performing, any of the following functions: (i) disrupting, disabling, harming, or otherwise impeding in any manner the operation of, or providing unauthorized access to, a computer system or network or other device on which such code is stored or installed; or (ii) damaging or destroying any data or file without the user’s consent.

(e)	As of the date hereof, Exhibit Part B, 16(e) is a complete and accurate list of any and all contracts or other arrangements (excluding (i) license agreements for software that is used exclusively for purposes other than research and development, or customer support and is not incorporated into, embedded into, hosted with, distributed with, or installed with any of the Seller Products; and (ii) license agreements for off-the-shelf software applications programs that (1) have an acquisition price of less than USD 1,000.00 per unit and (2) are not incorporated into, embedded into, hosted with, distributed with, or installed with any of the Seller Products) pursuant to which Seller has been granted or otherwise received any right to use, host, or distribute any software (including the Third Party Embedded/Distributed/Hosted Software, as defined below), indicating for each such contract and arrangement the title, the parties, date executed, the term of the contract, whether or not it is exclusive and the type or nature of the software provided thereunder (e.g. products, tools, utilities, modules, libraries, etc.) and an identification of such software (the Third Party Software Licenses).

(f)	Third Party Embedded/Distributed/Hosted Software means any and all third party software that is incorporated into, embedded into, installed with, or otherwise utilized by any of the Seller Products, all third party software that is hosted or distributed by Seller including Open Source Software, and all third party software necessary to build, install or embed such third party software. Exhibit Part B, 16(f) is, as of the date hereof, a list of all material Third Party Embedded/Distributed/Hosted Software indicating for each whether such software has been modified by Seller.

(g)	Seller is in actual possession of or have access to the object code and user manuals (if any) for all software associated with the Third Party Software Licenses.

17. Open Source Software.

(a)	Open Source Software means any software that

(i)	is subject to an Open Source License (as defined below), or otherwise

(ii)	contains, or is derived in any manner (in whole or in part) from, any software that is distributed under an Open Source License; or

(iii)	except as specifically permitted by law, grant any right to any person (other than Seller) or otherwise allow any such person to decompile, disassemble or otherwise reverse-engineer any software; or

(iv)	require the licensing of any software for the purpose of making derivative works; or

(v)	restrict a person’s ability to place restrictions on software; or

(vi)	permit a person to distribute or otherwise use the software without incurring a monetary obligation subject to the satisfaction of non-monetary obligations or conditions (by way of example only and without limitation, distributing the software with particular copyright notices).

(b)	Exhibit Part B, 17(b) is, as of the date hereof, a true and complete list of and accurately identifies all Open Source Software not owned by the Target Companies that is incorporated or embedded in or is hosted, distributed or installed with any of the Seller Products and separately identifies for each item listed therein the Open Source License that applies to such Open Source Software.

(c)	An Open Source License is any type of contract or distribution model that contains provisions that:

(i)	prohibit or restrict a person’s ability to charge a royalty or receive consideration in connection with the sublicensing or distribution of any software (including the Seller Products); or

(ii)	require the distribution or making available of source code of any software (including the Seller Products).

By way of example and without limitation, such provisions would include provisions that conditionally require the distribution of works containing Owned IP under and Open Source License if the Owned IP is based on the software subject to an Open Source License.

Open Source Licenses include, but are not limited to software licensed or distributed under any of the following licenses or distribution models, or licenses or distribution models similar to any of the following: (A) GNU’s General Public License (GPL) or Lesser/Library GPL (LGPL), (B) the Artistic License (e.g., PERL), (C) the Mozilla Public License, (D) the Eclipse Public License (EPL), (E) the Netscape Public License, (F) the Sun Community Source License (SCSL), and (G) the Sun Industry Standards License (SISL), (H) the Berkeley software design (BSD) license including Free BSD or BSD-style license, (I) an Open Source Foundation License (e.g., CDE and Motif UNIX user interfaces), (J) the Apache License or (K) any license approved by the Open Source Initiative (www.opensource.org) and listed on its website (www.opensource.org/licenses) as of the date of this agreement.

(d)	None of the Owned IP is, in whole or in part, subject to an Open Source License, and except for the software set forth on Exhibit Part B, 17(d), none of the Seller Products are in whole or in part, subject to an Open Source License.

(e)

No Seller Owned Software contains, incorporates, is embedded with or is distributed with any Open Source Software that will require any of the Target Companies to re-license or redistribute at no charge any such software owned by a Target Company, taking into account that, for purposes of clarity, no GPL-based Open Source Software is dynamically or statically linked or compiled with software owned by a Target Company.

(f)	None of the Owned IP: (i) is incorporated by or incorporates, or is embedded by or embeds, Designated Open Source Software (as defined below); (ii) interacts with Designated Open Source Software other than (1) via command-line arguments, pipes or sockets, or (2) via commercially-available network protocols such that the software owned by Seller and the Designated Open Source Software are being executed by different processors that are separated by a physical distance; (C) dynamically or statically links with Designated Open Source Software; (D) interacts with Designated Open Source Software such that the interaction results in a derivative or collective work of, or a work based on or derived in whole or in part on, both the Seller Owned Software and the respective third-party software; or (E) produces a work by modifying Designated Open Source Software except as set forth on Exhibit Part B, 17(f).

(g)	Designated Open Source Software means any software that is subject to an Open Source License that contains provisions: (i) prohibiting or restricting a person’s ability to charge a royalty or receive consideration in connection with the sublicensing or distribution of any software (including the Seller Products); (ii) requiring the distribution or making available of source code of any software (including the Seller Products); (iii) except as specifically permitted by law, granting any right to any person (other than Seller) or otherwise expressly allowing any such person to decompile, disassemble or otherwise reverse-engineer any software; (iv) requiring the licensing of any software for the purpose of making derivative works; or (v) restricting a person’s ability to place restrictions on software. Designated Open Source Software includes, without limitation, GNU’s General Public License (GPL), Affero GPL (AGPL) and Lesser/Library GPL (LGPL).

(h)	All Target Companies have been and are in full compliance with any notice and/or attribution requirements under any applicable Open Source Licenses.

(i)	As far as Seller is aware, neither Seller or the Target Companies, nor their employees or their consultants have modified any of the Open Source Software being incorporated in Seller Products.

18. Source code.

(a)	Other than such indicated in Exhibit Part B, 18(a), no source code for any Seller Owned Software (including drivers, firmware, APIs, and interface modules) has been delivered, licensed, or made available to any escrow agent or other third party who is not, at the date of this Agreement, an employee of a Target Company.

(b)	Notwithstanding subclause (a) above, as far as Seller is aware, no Target Company has any duty or obligation (whether present, contingent, or otherwise) to deliver, license, or make available the source code for any Seller Owned Software to any escrow agent or other third party.

(c)	No event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time) will, or could reasonably be expected to, nor will the consummation of the transactions contemplated hereby, result in the delivery, licence, or disclosure of the source code for any Seller Owned Software to any third party.

(d)	Seller performed an industry-standard scan of all source code of all software that is distributed externally, hosted, or intended to be distributed externally or hosted by Seller. The complete results of such scan were delivered by Seller to Purchaser in the files set forth on Exhibit Part B, 18(d).

19. Information technology.

(a)	All of the IT Systems are owned by, or validly licensed, leased or supplied under IT Contracts to, a Target Company.

(b)	All of the IT Systems are maintained and supported by a Target Company or by a third party under an IT Contract.

(c)	All material IT Contracts, as of the date hereof, are listed in Exhibit Part B, 19(c).

(d)	The IT Contracts are in force. So far as the Seller is aware, none of the parties to them is in default and there are no grounds on which they might be terminated. No disputes have arisen or are foreseeable in connection with them. There are no material service delivery issues existing or likely. There is no reason to believe that the IT Contracts will not be renewed when they expire on the same or substantially similar terms.

(e)	There are no circumstances in which the ownership, benefit or right to use the IT Systems might be lost, or rendered liable to termination, by virtue of the acquisition of the Shares or the performance of this Agreement or any of the other Transaction Documents.

(f)	No Target Company has authorised a third party to modify, reverse engineer or create derivative works of software or systems included in the IT Systems or licensed by a Target Company to third parties.

(g)	In the last 18 months, the IT Systems have not failed to any material extent and the data that they process has not been corrupted or compromised. The Target Companies have implemented measures in accordance with best industry practice designed to prevent the IT Systems from being affected by viruses, bugs or other things that might distort their proper functioning, permit unauthorised access or disable them without the consent of the user.

(h)	The Target Companies have in place adequately documented policies and procedures, which accord with good industry practice, for recording and storing back-up, security and archival copies of all data held or processed on the IT Systems on a regular basis in line with good industry practice, which are stored off the Property in a secure environment and which can be retrieved and loaded onto the IT Systems so as to restore the data of which they are in copy.

(i)	The Target Companies have, in accordance with best industry practice, taken precautions to preserve the availability, security and integrity of the IT Systems and the data and information stored on the IT Systems. The Target Companies have adopted a BC and DR Plan.

(j)	The IT Systems that are (i) owned by the Target Companies; (ii) licensed, leased or supplied to the Target Companies under the IT Contracts; or (iii) acquired by or made available to the Target Companies or the Purchaser under this Agreement and the Transaction Documents together comprise all the IT Systems that are required to carry on the Target Companies’ businesses after Closing as they were carried on at the Closing Date and in the last 12 months preceding the Closing Date.

(k)	There are no plans to replace or upgrade any material part of the IT Systems within the period of 12 months from the Closing Date.

20. Data protection.

(a)	Each Target Company materially complies, and has at all times within the last 24 months materially complied, with all applicable data protection laws, including (but not limited to) the requirement to gain data subjects’ consent to transfer and use of their data.

(b)	Each Target Company has documented policies and procedures to ensure continued compliance with all applicable data protection and privacy laws, and no Target Company has received any notice or allegation that any Target Company has not complied with any such laws.

(c)	No Target Company has been involved in a dispute with an individual in respect of any infringement or alleged infringement of data protection and privacy laws, nor has it received any written claim for compensation from an individual in respect of an infringement or alleged infringement.

21. Cyber Security.

(a)	In the last 24 months, the IT Systems have not been subject to any material systems failure, data loss or theft, unauthorised access, malware attack or other security breach or failure (each a Cyber Security Incident), or any attempt to perpetrate any Cyber Security Incident.

(b)	The Target Companies have, in accordance with industry practice, implemented suitable measures that are designed to monitor the security of the IT Systems and to prevent the IT Systems from being affected by any Cyber Security Incident.

(c)	The Target Companies have policies and procedures (and associated documentation) for maintaining the security of the IT Systems and the data stored on them in place.

(d)	The Target Companies have, in accordance with industry practice, taken suitable steps to review and monitor their exposure to information security risks in connection with their arrangements with third parties.

(e)	The Target Companies’ have computer use policies, and details of any measures that the Target Companies take to ensure employees’ compliance with those policies and any associated employee training programmes in place.

(f)	As far as Seller is aware, each Target Company complies, and has at all times within the last 24 months complied, with all applicable laws, regulations, guidelines and industry standards in connection with information security. Neither the Seller nor, to the Seller’s best knowledge, any Target Company has received any notice or allegation during that period that any Target Company has not complied with any of them.

(g)	The Target Companies have suitable processes in place to identify any requirement under applicable laws or regulations to make any notification due to any Cyber Security Incident.

(h)	The Target Companies maintain detailed written plans for responding to Cyber Security Incidents (Cyber Response Plans).

(i)	The Target Companies take steps, in accordance with industry practice, to test the Cyber Response Plans on a regular basis, and to resolve any issues that are identified in the course of those tests.

Part C : Real Estate

1. General. The Properties comprise all the land and buildings owned, leased, controlled, occupied or used by any Target Company. The information in respect of the Properties set out in Exhibit Part C, 1 is accurate in all material respects. No Target Company owns any Property.

2. Possession and occupation. A Target Company is in possession of the whole of each of the Properties and save as disclosed no other person is in or actually or conditionally entitled to possession, occupation, use or control of any of the Properties.

3. Adverse Interests. So far as the Seller is aware:

(a)	no Property is subject to any matter which affects the relevant Target Company’s ability to continue to carry on its existing business from that Property; and

(b)	no Target Company is in material breach of any material covenant, restriction, condition or obligation (whether statutory or otherwise) which breach affects the Properties.

4. Outgoings. The Properties are not subject to the payment of any outgoings other than the usual rates and Taxes and, in the case of leaseholds, rent, insurance rent and service charge.

5. Leasehold Properties. In relation to those Properties which are leasehold:

(a)	there are no subsisting notices alleging a material breach of any material covenants, conditions and agreements contained in the relevant leases, on the part of the tenant;

(b)	no rent has been announced or agreed to be materially increased, other than in the usual course of business;

(c)	no Target Company has commuted any rent or other payment or paid any rent or other payment ahead of the due date for payment;

(d)	no surety has been released, expressly or by implication; and

(e)	no tenancy is being continued after the contractual expiry date whether pursuant to statute or otherwise.

Part D : Environmental

1. Compliance with Environmental Laws.

(a)	Each Target Company is and always has been in compliance in all material respects with Environmental Laws and as far as the Seller is aware there are no circumstances which may give rise to any liability, obligation or duty under Environmental Laws.

(b)	There are no claims or proceedings pending or, as far as the Seller is aware, threatened against any Target Company with respect to any breach of or liability under any Environmental Laws relating to the Target Companies.

Part E : Employment

1. Employees. To the extent permitted by Law, Exhibit Part E, 1(1) contains, as of the date hereof, a complete list and full and accurate details of the Employees, Key Managers and Independent Contractors (including details of their respective salaries, variable salary components, length of service and notice periods, and whether they are on secondment, family leave or absent due to ill-health or for any other reason). All personnel whose services are utilised in the Target Companies, including without limitation current Employees, Key Managers or Independent Contractors are directly employed or engaged by the Target Companies and have no arrangements or agreements with the Seller or any of its Affiliates, except as listed in Exhibit Part E, 1(2).

2. No payments in respect of termination or suspension. Except as set out in Exhibit Part E, 2 or in the ordinary course of business, the Target Companies have not made or agreed to make a payment or provided or agreed to provide a benefit to a present or former director, officer or Employee or to their dependants in connection with the actual or proposed termination or suspension of employment or variation of an employment contract.

3. Loans. Target Companies have made no loans to, and is not owed moneys by, any of its current or former Employees, directors, Independent Contractors or Key Managers or any of their nominees or associates made or arranged by the Target Companies.

4. Compliance. The Target Companies have in relation to each of their Employees and former Employees, Independent Contractor or directors complied in all material respects with all obligations owed to and in respect of the Employees and former Employees, Independent Contractors or directors including under all legal obligations imposed on them (including, but not limited to, all applicable Laws respecting employment and legislation, regulations, codes of conduct, codes of practice, collective agreements, including collective bargaining agreements and works council agreements, terms and conditions of employment, employment practices, employment discrimination, employee classification, independent contractor arrangements, terms and conditions of employment, workers’ compensation, wages, withholding and payment of employment-related Taxes, immigration, hours of work and occupational safety and health) in relation to such person and have kept and maintained records regarding the service of each of its employees, officers and independent contractors, in compliance with applicable laws.

5. Key Managers. No current or former Employee or Independent Contractor of any Target Company, except those listed as Key Managers in Schedule 12, is entitled to an annual compensation exceeding EUR 125,000. No Key Manager has given or received notice terminating his or her employment and, as far as the Seller is aware, no such Key Manager has any current intention of giving such notice.

6. Changes to remuneration. No Target Company is obliged to or has made any provision to increase or vary any Employee’s or Independent Contractor’s salary, bonus, or other remuneration (including Compensation and Benefit Plans) which could increase the Target Companies’ total costs in respect of Employees by more than 5 per cent per annum.

7. Change of control. Except as set out in the list of termination conditions for certain Key Managers in Exhibit Part E, 7, there is no provision in any contract of employment or Compensation and Benefit Plan otherwise giving a right or an increased right to any current or former Employee, Key Employee or Independent Contractor which may arise on the acquisition of the Shares, or which is contingent on a change of control or ownership of the Target Companies.

8. Trade Unions and Works Councils. Except as set out in Exhibit Part A, 7.2, as of the date hereof, (i) no works council or other employee representation body exists in any of the Target Companies, (ii) the Target Companies are not a party to, or otherwise subject to, any contract, agreement or arrangement with any trade union or works council or association, collective bargaining unit, labour union or labour organization or other body representing its employees, and (iii) no application or election regarding the acquiring of bargaining rights by any such trade union or works council or association, collective bargaining unit, labour union or labour organization or other body, is pending in relation to any of the Target Companies. There are no organizing activities pending or, as far as the Seller is aware, threatened by any labour organization or group of employees against any Target Company.

9. Collective dismissals. Except as listed in Exhibit Part E, 9, no social plans or reduction in force plans are applicable to any Target Company. Within the period of 12 months before the date of this Agreement, the Target Companies have not initiated or completed the implementation of any collective dismissals or implemented or entered into a social plan other than as listed in Exhibit Part E, 9. Within the period of the 12 months before the date of this Agreement, no Target Company has caused a “plant closing” or “mass layoff” as defined by the Worker Adjustment and Retraining Notification Act or any similar state or local law (collectively, the WARN Act). No employee of any Target Company at a U.S. facility with sufficient numbers of employees to be covered by the WARN Act has suffered an employment loss as defined in the WARN Act within the ninety (90) day period ending on the Closing Date.

10. Complaints. Except as set out in the list of pending litigations and complaints in Exhibit Part E, 10, there are no formal complaints, disputes or claims actual, pending or threatened, nor were there within the period of 12 months before the date of this Agreement any material employment-related complaints, disputes or claims, against any of the Target Companies of any nature in relation to any Employee, former Employee or Independent Contractor and there are no further matters which could give rise to any such claims. There are no material employment-related investigations, audits or compliance reviews or similar actions pending or, as far as the Seller is aware, threatened by private individuals or by Governmental Entities.

Part F : Compensation and Benefit Plans

1. Incentive Schemes. The Target Companies do not sponsor, maintain or contribute to, or have any liability, contingent or otherwise, with respect to any Compensation and Benefit Plans, except those listed in Exhibit Part F, 1.

2. Retirement benefit plans. The Target Companies do not sponsor, maintain or contribute to, or have any liability, contingent or otherwise, with respect to any Retirement Plan, except those listed in Exhibit Part F, 2.

3. Individual benefit arrangements. Except as set out in Exhibit Part F, 3, there are no employment agreements or other individual arrangements entered into between Target Companies and a current or former employee of the Target Companies which include provisions describing any bonus, severance, equity compensation, incentive compensation or similar compensation arrangement that is or may become payable to such current or former employee and/or which require the Target Companies to offer any benefit plan, policy, program, agreement or arrangement or which describe the terms of any benefit plan, policy, program, agreement or arrangement.

4. Without limiting the generality of the foregoing, for each Compensation and Benefit Plan and Retirement Plan, copies of the following documents (to the extent applicable) have also been provided to the Purchaser prior to the date of this Agreement: (a) governing documents (i.e., written plans, programs, policies, agreements or arrangements) and any amendments thereto; (b) any trust agreement or other funding agreement; (c) the most recent U.S. Internal Revenue Service determination letter, advisory letter or opinion letter for each Compensation and Benefit Plan and Retirement Plan intended to be qualified under Section 401(a) of the Code; (d) all reports, letters or other communications to or from any relevant Governmental Entity regarding any Compensation and Benefit Plan and Retirement Plan; (e) the current summary plan description and any summaries of material modifications for each Compensation and Benefit Plan and Retirement Plan (as applicable) since the most recent summary plan description; and (f) a written summary of the terms of any unwritten Compensation and Benefit Plan and Retirement Plan.

5. All of the Compensation and Benefit Plans and Retirement Plans are in compliance in all material respects with their terms and all applicable Laws, including federal, state and local Laws in the United States or any other applicable jurisdiction. There are no pending or, to the best knowledge of the Seller, threatened or anticipated proceedings relating to the Compensation and Benefit Plans and the Retirement Plans (other than routine claims for benefits). No act, omission, or transaction has occurred that would result, directly or indirectly, through its own liability, indemnification, or otherwise, in imposition on the Target Companies or any ERISA Affiliate thereof of any (i) breach of fiduciary duty liability damages, including damages under Section 409 of ERISA, (ii) liability under Section 502 of ERISA or any similar Law, or (iii) a tax or penalty on, or material administrative burden for correcting any, prohibited transactions imposed by Section 4975 of the Code or any similar Law or sanctions imposed under Title I of ERISA or any similar Law. No Target Companies or any ERISA Affiliate have incurred or could reasonably be expected to incur an employer shared responsibility penalty under Section 4980H of the Code.

6. Each Compensation and Benefit Plan or Retirement Plan that is an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA and intended to be qualified under Section 401(a) of the Code has received a favourable U.S. Internal Revenue Service determination letter (or in the case of a master or prototype or volume submitter plan, a favourable U.S. Internal Revenue Service opinion or advisory letter) as to its qualification under the Code on which the plan sponsor is still entitled to rely, and to the best knowledge of the Seller, nothing has occurred, whether by action or failure to act, that could cause the loss of such qualification or result in material liability to the Target Companies or any ERISA Affiliate thereof in connection with maintaining such qualification or otherwise correcting any qualification-related error. Neither the Target Companies, nor any ERISA Affiliate thereof has established, maintained or contributed to or has any liability with respect to (i) an employee pension benefit plan subject to Title IV of ERISA or Section 412, 430 or 436 of the Code or (ii) any multiemployer plan as defined in Section 3(37) of ERISA.

7. No Compensation and Benefit Plan and no Retirement Plan that is a welfare benefit plan within the meaning of Section 3(1) of ERISA provides for or continues health or life insurance benefits or other welfare benefits (whether or not insured), for any person, including any former employees of the Target Companies or any of their ERISA Affiliates, or any dependent or beneficiary of any person, after such person’s retirement or other termination of employment, except to the extent required by applicable Law, including state insurance laws or Title I, Subtitle B, Part 6 of ERISA, and there has been no communication to any person that could reasonably be expected to promise or guarantee any such benefits.

8. Neither the execution of this Agreement nor the consummation of the transactions contemplated hereby will: (a) entitle any employees of the Target Companies or any of their ERISA Affiliates or any other individual to severance pay or other benefits; (b) accelerate the time of payment, funding or vesting, trigger any payment of compensation or benefits or forgiveness of indebtedness under, increase the amount payable under or trigger any similar obligation pursuant to, any of the Compensation and Benefit Plans and/or Retirement Plans; (c) obligate the Purchaser to continue any of the Compensation and Benefit Plans or Retirement Plans; or (d) result in any breach or violation of, or a default under, any of the Compensation and Benefit Plans or Retirement Plans.

9. With respect to each Compensation and Benefit Plan and Retirement Plan: (a) all payments and funding due from the Target Companies and any of their ERISA Affiliates or any other party to date have been timely made; and (b) all premiums due or payable with respect to insurance policies relating to any Compensation and Benefit Plan and Retirement Plan, for any period through the date of this Agreement have been timely made or paid in full. Neither the Target Companies nor any of their ERISA Affiliates have any unfunded liabilities with respect to any Compensation and Benefit Plan or Retirement Plan.

10. No condition exists that would prevent the amendment or termination of any Compensation and Benefit Plan or Retirement Plan at any time without any additional contribution or the payment of any additional amount, and without material liability, other than the: (a) obligation for ordinary benefits accrued prior to the termination of such Compensation and Benefit Plan or Retirement Plan; and (b) payment of any insurance premiums and plan administration fees for the remaining term of the applicable contract (all such contracts being terminable by the plan sponsor at will). Nothing prohibits the prompt distribution of all amounts under any Compensation and Benefit Plan or Retirement Plan subject to Section 401(a) of the Code, provided that such Compensation and Benefit Plan or Retirement Plan is terminated by the plan sponsor prior to Closing.

11. Neither the execution of this Agreement nor the consummation of the transactions contemplated by this Agreement will (either alone or upon the occurrence of any additional or subsequent events) result in a non-deductible expense pursuant to Section 280G of the Code or an excise tax to any shareholder or employee, independent contractor or other service provider pursuant to Section 4999 of the Code.

12. Each Compensation and Benefit Plan and/or Retirement Plan that is a non-qualified deferred compensation plan (as defined in Section 409A(d)(1) of the Code) has been operated and administered in compliance with, and complies in form with the requirements of, Section 409A of the Code and all other guidance issued thereunder. None of the Target Companies nor any ERISA Affiliate are or have been required to report any taxes due as a result of a failure of such Compensation and Benefit Plan and/or Retirement Plan to comply with Section 409A of the Code. With respect to each such Compensation and Benefit Plan and/or Retirement Plan, none of the Target Companies nor any ERISA Affiliate have any indemnity obligation for any taxes or interest imposed or accelerated under Section 409A of the Code. There are no outstanding stock options, stock appreciation rights, restricted stock units or other equity-based awards issued to employees, agents and independent contractors of the Target Companies nor its ERISA Affiliates or any other person.

13. No Obligation to Amend. The Target Companies are under no obligation to adopt, amend or maintain any Compensation and Benefit Plan or Retirement Plan, or any plan policy, program, agreement or arrangement which would be a Compensation and Benefit Plan and/or Retirement Plan if it existed on the date hereof. Nothing in this Agreement shall be treated as an amendment to any particular employee benefit plan of Purchaser or the Target Companies.

Part G : Anti-Bribery and Corruption

1. None of the Target Companies nor their Associated Persons nor former Associated Persons has:

(a)	authorised, offered, promised or given any financial or other advantage (including, without limitation any payment, loan, gift or transfer of anything of value), directly or indirectly, to or for the use or benefit of any Government Official (or to another person at the request or with the assent or acquiescence of such Government Official), or any other natural or legal person, in order to assist any Target Company in improperly obtaining or retaining business for or with any person, in improperly directing business to any person, or in securing any improper advantage; or

(b)	taken any other action which would violate Anti-Bribery Law.

2. Each Target Company:

(a)	has in place adequate policies, systems, controls and procedures:

(i)	designed to prevent it and its Associated Persons from violating any Anti-Bribery Law; and

(ii)	for reporting a violation or suspected violation of Anti-Bribery Law and/or generally accepted standards of business ethics and conduct, and for ensuring that all such reports are fully investigated and acted upon appropriately; and

(b)	has kept records of its activities, including financial records.

3. As far as the Seller is aware, no Service Provider of any Target Company is in breach of any Anti-Bribery Laws.

4. None of the Target Companies or as far as the Seller is aware their current or former Associated Persons is or has been the subject of any investigation, inquiry or litigation, administrative or enforcement proceedings by any Governmental Entity or any customer regarding any offence or alleged offence under Anti-Bribery Law, and no such investigation, inquiry or proceedings have been threatened or are pending, and there are no circumstances likely to give rise to any such investigation, inquiry or proceedings.

5. No Target Company is ineligible or treated by any Governmental Entity as ineligible to tender for any contract or business with, or be awarded any contract or business by, such Governmental Entity.

Part H : Sanctions

1. Neither the Seller nor any Target Company is, or is owned and controlled by, a Sanctioned Person, and no officer, director, or holder of any Equity Interests in the Seller is a Sanctioned Person.

2. Except as expressly licensed or authorised by OFAC, the Asset Freezing Unit of Her Majesty’s Treasury or any other Governmental Entity of any member state of the European Union, neither the Seller nor any Target Company, nor any officer, director, or employee of any such person (acting in such capacity), that is:

(a)	located in or operating from the US, the United Kingdom or any member state of the European Union;

(b)	a citizen or permanent resident of the US, the United Kingdom or any member state of the European Union; or

(c)	organised under the laws of the US, the European Union or any member state thereof,

has during the past 3 years procured, assisted, approved, financed or facilitated any agreement, transaction, dealing or relationship entered into by any other person with or for the benefit of any Sanctioned Person (or involving any property thereof) or involving any Sanctioned Territory.

3. Except as expressly licensed or authorised by OFAC, the Asset Freezing Unit of Her Majesty’s Treasury or any other governmental authority of any member state of the European Union, neither the Seller nor any Target Company has, during the past three (3) years, entered into any agreement, transaction, dealing or relationship with or for the benefit of any Sanctioned Person (or involving any property thereof) or involving any Sanctioned Territory in violation of, or in a manner that could expose such person to penalties under, any applicable Economic Sanctions Law.

4. There is no litigation, legal action, suit, arbitration, investigation, inquiry, hearing or other proceeding related to any Economic Sanctions Law by or before any Governmental Entity against the Seller or any Target Company or, to the knowledge of the Seller, threatened against the Seller or any Target Company or affecting the properties or assets of the Seller, or any Target Company.

5. During the 3 year period prior to the date of this Agreement, neither the Seller nor any Target Company has received any written communication indicating or alleging that any such person is or may be in violation of, or that any such person is or may be subject to any investigation or inquiry by a governmental authority related to any Economic Sanctions Law, any Anti-Bribery Law, any applicable anti-money laundering or anti-terrorist financing law or regulation of any country.

6. During the 3 year period prior to the date of this Agreement, neither the Seller nor any Target Company has carried out any export, transfer or transmission of goods, services, software, technical data or technology or entered into any other transaction in violation of the International Traffic in Arms Regulations or the Export Administration Regulations administered, respectively, by the US Department of State and the US Department of Commerce.

7. So far as the Seller is aware, neither the Seller nor any Target Company, nor their respective officers, directors, employees and shareholders (acting in their capacities as such) are subject to any such investigation or inquiry, nor is any such investigation or inquiry planned or threatened.

8. During the 3 year period prior to the date of this Agreement, neither the Seller nor any Target Company has carried out any internal investigation, or made a voluntary disclosure to any Governmental Entity, in relation to a violation or potential violation of any Economic Sanctions Law, any Anti-Bribery Law, any applicable anti-money laundering or anti-terrorist financing law or regulation of any country.

Part I : Disclosure of Information

All information provided by the Seller to the Purchaser regarding the Target Companies in the data room operated by Intralinks, Inc. (including any information given by the Seller and the Target Companies to the Purchaser in the course of the expert sessions as set out in the notes disclosed in the data room operated by Intralinks, Inc.) is true, accurate and not misleading.

SCHEDULE 6

LEGAL CONSEQUENCES OF CLAIMS

1. In the event of a breach of any of the Warranties by the Seller, the Seller shall put the Purchaser into the position the Purchaser would have been if the Warranty had not been breached (restitution in kind; Naturalrestitution). If the Seller does not achieve this position within 30 (thirty) Business Days after having been notified by the Purchaser of the breach, the Purchaser may claim for monetary damages (Schadenersatz in Geld) from the Seller; any such damages shall cover actual losses incurred by the Purchaser and reasonable foreseeable consequential damages (Folgeschäden) of the Purchaser or any Target Company and loss of profits (entgangener Gewinn) of any Target Company but shall not cover internal administration or overhead costs of the Purchaser or exemplary, special, incidental, punitive, or other consequential damages (see paragraph 17 of this Schedule 6).

2. Time Limits. The Seller shall not be liable for any Non-Tax Claim unless the Seller receives from the Purchaser written notice containing reasonable details of the Non-Tax Claim:

(a)	before ten (10) years after Closing in case of a breach of a Warranty listed in paragraph 1 of Part A of Schedule 5; or

(b)	before twelve (12) months after Closing in case of a breach of all other Warranties listed in Schedule 5;

Part E of Schedule 8 sets out the time limits with regard to Tax Claims.

The Purchaser shall within 30 (thirty) days of the Purchaser becoming aware of the fact, matter or circumstance reasonably likely to give rise to such Claim containing reasonably specific details of the Claim including the Purchaser’s estimate (on a without prejudice basis) of the amount of the Claim, give notice to the Seller in writing (Schriftform) of the facts and matters that may give rise to a Claim as soon as practicable after it becomes aware of such facts and matters. Failure to give such notice shall not of itself prevent the Purchaser from bringing the relevant Claim, but the Seller shall not be liable to the Purchaser in respect of such Claim to the extent that the amount of it is increased, or is not reduced, as a result of such failure.

With respect to any Claim of which notice is given to the Seller before the expiry of the relevant survival period set forth above, the time limitations shall be suspended (gehemmt) and the Purchaser shall be entitled to recover any losses and damages (subject to the other terms and conditions of the Agreement and, in particular, of this Schedule 6) with respect to such Claim despite the expiry of the relevant survival period. The liability of the Seller in respect of any Claim shall in any event terminate if proceedings in respect of it have not been commenced within a period ending at the date which is the later of (y) the day on which six (6) months from Purchaser’s notice of the Claim in accordance with the above paragraph have expired or (z) the day on which the respective Claim becomes time-barred pursuant to this Agreement (taking into account any suspension of the time limitation).

3. Thresholds for Non-Tax Claims. The Seller shall not be liable for any single Non-Tax Claim (excluding for this purpose any Fundamental Non-Tax Claim with regard to which no financial thresholds shall apply):

(a)

unless the amount of the liability pursuant to that single Non-Tax Claim (and, for these purposes, a number of Non-Tax Claims arising out of the same or similar subject matter, facts, events or circumstances may be aggregated and form a single Non-Tax

Claim) exceeds EUR 100,000 (in which case the Purchaser shall be able to claim the whole amount of such Non-Tax Claim and not merely the excess whereby similar Non-Tax Claims to be counted together); and

(b)	unless the aggregate amount of the liability of the Seller for all Non-Tax Claims not excluded by sub-paragraph (a) exceeds EUR 2,000,000 (in which case the Purchaser shall be entitled to claim the whole amount of such Non-Tax Claims and not merely the excess).

For the avoidance of doubt, the Purchaser may give notice of any single Claim in accordance with and for the purpose of paragraph 2 above, irrespective of whether, at the time the notice is given, the amount set out in paragraph 3(b) has been exceeded.

4. Maximum limit. The aggregate amount of the liability of the Seller for:

(a)	all Non-Tax Claims (excluding for this purpose any Fundamental Non-Tax Claims) together with all Tax Claims shall not exceed the Escrow Amount; and

(b)	all Fundamental Non-Tax Claims shall not exceed the Purchase Price plus the balance of the Inter-Company Loan Payables less the Inter-Company Loan Receivables;

provided that the aggregate liability of the Seller for all Claims (including, for the avoidance of doubt, all Fundamental Non-Tax Claims and Tax Claims but except for Claims based on Leakage which remain uncapped) shall in no case exceed the amount of Purchase Price plus the balance of the Inter-Company Loan Payables less the Inter-Company Loan Receivables.

5. Matters fairly disclosed. The Seller shall not be liable for any Non-Tax Claim (excluding for this purpose any Fundamental Non-Tax Claims) if and to the extent that the fact, matter, event or circumstance giving rise to such Non-Tax Claim is fairly disclosed in this Agreement, the Disclosure Letter, the Escrow Agreement or is fairly disclosed in the Due Diligence Material with sufficient detail to allow the Purchaser to be reasonably able to determine the magnitude of the potential loss. A fact, matter, event or circumstance disclosed in the Disclosure Letter shall only be deemed fairly disclosed if the respective disclosure is made specifically in respect of the relevant warranty to which such information is disclosed therein and therefore treated as sufficient disclosure pursuant to the terms of the Disclosure Letter.

6. Matters specifically provided or reserved for in the Locked Box Accounts. The Seller shall not be liable for any Non-Tax Claim if and to the extent that the fact, matter, event or circumstance giving rise to the Non-Tax Claim is specifically reserved for (and not released prior to Closing) in the Locked Box Accounts and/or the Bridge.

7. Contingent liabilities. If any Claim is based upon a liability which is contingent only, the Seller shall not be liable to pay unless and until such contingent liability gives rise to an obligation to make a payment (but the Purchaser has the right under paragraph 2 of this Schedule 6 and Schedule 8 to give notice of that Claim and to issue and serve proceedings in respect of it before such time). For the avoidance of doubt, the fact that the liability may not have become an actual liability by the relevant date provided in paragraph 2 of this Schedule 6 and/or Schedule 8 shall not exonerate the Seller in respect of any Claim properly notified before that date.

8. No liability for Claims arising from acts or omissions of Purchaser. The Seller shall not be liable for any Claim to the extent that it would not have arisen but for, or has been increased or not reduced as a result of, any voluntary act, omission or transaction (other than any voluntary act, omission or transaction which is either: (i) contemplated by this Agreement; or (ii) carried out pursuant to a legally binding commitment created on or before Closing) carried out or permitted:

(a)	after Closing, by the Purchaser or any member of the Purchaser Group (or its respective directors, employees or agents or successors in title or any of its Affiliates) outside the ordinary and usual course of business of a Target Company as at Closing; or

(b)	before Closing, by any member of the Seller Group or any Target Company: (i) at the written direction or request of Purchaser or any member of the Purchaser Group; and/or (ii) with the written consent, of the Purchaser or any member of the Purchaser Group.

9. Purchaser’s duty to mitigate. The Purchaser shall procure that all reasonable steps are taken, or caused to be taken, to avoid or mitigate any loss or damage which it or any of the Target Companies may suffer in consequence of any breach by the Seller of the terms of this Agreement or any fact, matter, event or circumstance likely to give rise to a Claim. Nothing in this paragraph 9 shall extent Purchaser’s obligation to mitigate any loss or damage as provided under applicable law. In no event shall Purchaser be deemed in breach of its duty to mitigate by complying with the provisions set out in clause 8 or Schedule 8Part D.

10. Insured Claims. The Seller shall not be liable in respect of any Claim to the extent that (A) the amount of such Claim is covered by a policy of insurance maintained by the Purchaser Group and has been actually recovered under such policy after deduction of all costs, taxes or other deductions incurred in relation to such recovery.

11. Subsequent recovery. Purchaser shall take, or cause to be taken, all reasonable efforts to recover (whether by insurance, payment, discount, credit, Relief or otherwise) from a third party a sum which is referable to the matter giving rise to a Claim. The Seller shall not be liable in respect of any Claim to the extent that the Purchaser or any member of the Purchaser Group (including the Target Companies) has actually recovered after deduction of all costs, taxes or other deductions incurred in relation to such recovery (whether by insurance, payment, discount, credit, Relief or otherwise) from a third party a sum which is referable to the matter giving rise to the Claim. Where the Seller has made a payment to the Purchaser in relation to any Claim and thereafter, the Purchaser or any member of the Purchaser Group (including the Target Companies) actually recovers after deduction of all costs, taxes or other deductions incurred in relation to such recovery (whether by insurance, payment, discount, credit, Relief or otherwise) from a third party a sum which is referable to the matter giving rise to a Claim, the Purchaser or relevant member of the Purchaser Group shall:

(a)	promptly notify the Seller of the fact and provide such information as the Seller may reasonably require; and

(b)	pay to the Seller as soon as practicable after receipt an amount equal to the amount recovered from the third party or the value of the Relief, saving or benefit obtained, calculated by reference to the amount saved (net of Taxation and less any reasonable costs of recovery) but in no event an amount in excess of the amount paid by the Seller to the Purchaser or member of the Purchaser Group in respect of the relevant Claim.

12. No double recovery. The Purchaser shall be entitled to make more than one Claim arising out of the same subject matter, fact, event or circumstance, but shall not be entitled to recover damages or obtain payment, reimbursement, restitution or indemnity more than once in respect of any one liability, loss, cost, shortfall, damage or deficiency regardless of whether more than one Claim arises in respect of it.

13. No liability for legislation or changes in rates of Tax. The Seller shall not be liable for any Claim if and to the extent it is attributable to, or the amount of such Claim is increased as a result of, any: (i) legislation not in force prior to or at the Closing Date ; (ii) change of Law (or any change in interpretation on the basis of case Law) after Closing; or (iii) change in the rates of Taxation in force at the Closing Date .

14. Net financial benefit. The Seller shall not be liable to satisfy any Non-Tax Claim to the extent of any corresponding saving actually realized in the respective year by the Purchaser or any member of the Purchaser Group arising from the matter(s) giving rise to such Non-Tax Claim, including the amount (if any) by which any Tax for which the Purchaser or any member of the Purchaser Group would otherwise have been accountable or liable to be assessed is actually reduced or extinguished as a result of the matter(s) giving rise to the Non-Tax Claim.

15. Escrow Amount. Recourse against the Seller for any Non-Tax Claims (excluding for this purpose any Fundamental Non-Tax Claims) shall be limited to recourse against the Escrow Amount and the sole recourse of the Purchaser in respect of a breach of such Claims shall be to the amount from time to time in the Escrow Account.

16. No limitation on Leakage claims. Any claim of Purchaser in connection with a Leakage shall not be subject to any limitation set forth in this agreement; in particular, even if the Purchaser is aware or could be aware of one fact or circumstance that gives or can give rise for an indemnification obligation of the Seller pursuant to clause 3.1 and Part A of Schedule 3, the Seller shall not be released from any of its obligations in this respect.

17. Consequential loss. Except for reasonable foreseeable consequential damages (Folgeschäden) of the Purchaser or any Target Company and loss of profits (entgangener Gewinn) of any Target Company, neither the Purchaser nor any member of the Purchaser Group shall be entitled to claim for any punitive, special, other indirect or other consequential loss or damage (mittelbare Schäden oder Folgeschäden) or other form of loss of profits (entgangener Gewinn) or for any loss of goodwill or possible business after Closing, whether actual or prospective or any argument that the Purchase Price was calculated upon incorrect assumptions.

18. Purchaser’s Knowledge. With the exception of Tax Claims and Fundamental Non-Tax Claims, the Seller shall not be liable for any Claim if and to the extent that any of the individuals listed in Exhibit 18 to Schedule 6 is, at the date of this Agreement, actually aware of such fact, matter or circumstance giving rise to that Claim and reasonably able to determine the magnitude of the potential loss.

19. Waiver of right of set-off. Except as otherwise set out herein, the Purchaser waives and relinquishes any right of set-off or counterclaim, deduction or retention which the Purchaser might otherwise have in respect of any Claim against or out of any payments which the Purchaser may be obliged to make (or procure to be made) to the Seller pursuant to this Agreement or otherwise.

20. Seller to have opportunity to remedy breaches. If a breach of the Warranties is capable of remedy, the Purchaser shall only be entitled to compensation if it gives the Seller written notice of the breach and the breach is not remedied within 15 (fifteen) days after the date on which such notice is served on the Seller; during such period, all time limitations set out in this Agreement shall be suspended (gehemmt). Without prejudice to its duty to mitigate any loss, the Purchaser shall (or shall procure that any relevant member of the Purchaser Group shall) provide all reasonable assistance to the Seller to remedy any such breach.

21. Timing of Claims. Until the Closing, Purchaser shall not be entitled to make any claims in respect of Warranty breaches.

SCHEDULE 7

PURCHASER WARRANTIES

1. The Purchaser is validly incorporated, in existence and duly registered under the laws of its jurisdiction and has full power to conduct its business as conducted at the date of this Agreement.

2. The Purchaser has obtained all corporate authorisations and (other than to the extent relevant to the Conditions) all other governmental, statutory, regulatory or other consents, licences and authorisations required to empower it to enter into and perform its obligations under this Agreement where failure to obtain them would materially and adversely affect to a material extent its ability to enter into and perform its obligations under this Agreement.

3. Entry into and performance by each member of the Purchaser Group of this Agreement and/or any other Transaction Document to which it is a party will not: (i) breach any provision of its Constitutional Documents; or (ii) (subject, where applicable, to fulfilment of the Conditions) result in a breach of any laws or regulations in its jurisdiction of incorporation or of any order, decree or judgment of any court or any governmental or regulatory authority, where any such breach would adversely affect to a material extent its ability to enter into or perform its obligations under this Agreement and/or any Transaction Document to which it is a party.

4. Neither the Purchaser nor any member of the Purchaser Group which is a party to any Transaction Document is insolvent or bankrupt under the laws of its jurisdiction of incorporation, unable to pay its debts as they fall due or has proposed or is liable to any arrangement (whether by court process or otherwise) under which its creditors (or any group of them) would receive less than the amounts due to them. There are no proceedings in relation to any compromise or arrangement with creditors or any winding up, bankruptcy or insolvency proceedings concerning the Purchaser or any of its Affiliates and no events have occurred which would justify such proceedings. No steps have been taken to enforce any security over any assets of the Purchaser or any of its Affiliates and no event has occurred to give the right to enforce such security.

5. At Closing, the Purchaser will have sufficient funds to meet its payment obligations under this Agreement, in particular to pay the Purchase Price and the Financial Indebtedness.

6. So far as the Purchaser is aware, neither the Purchaser nor any member of the Purchaser Group is subject to any order, judgment, direction, investigation or other proceedings by any Governmental Entity which will, or are likely to, prevent or delay the fulfilment of any of the Conditions.

SCHEDULE 8

TAX

Part A : Certain Tax Matters

1.    GROSS UP FOR TAXES AND WITHHOLDINGS

1.1 All sums payable by the Seller under this Agreement shall be paid without set-off or counterclaim.

1.2 All sums payable by the Seller under this Agreement or for breach of any of the Warranties shall be paid free and clear of all deductions or withholdings whatsoever, save only as provided in this Agreement or as required by law.

1.3 If any deduction or withholding is required by law from any payment by the Seller under this Agreement, the Seller shall pay such additional amount as will, after such deduction or withholding has been made, leave the payee with the full amount which would have been received by it had no such deduction or withholding been required to be made.

1.4 If any sum paid in respect of a Seller Obligation is subject to Tax or includible in the payee’s income on which the payee’s Tax is calculated (including in circumstances where any Relief is available in respect of such charge to Tax), then, the Seller shall pay such additional amount as shall be required to ensure that the total amount paid, less the Tax chargeable on such amount, is equal to the amount that would otherwise be payable.

1.5 Any sum paid in respect of a Seller Obligation or Purchaser Obligation shall be treated as an adjustment to the Purchase Price.

2.    TAX RETURNS

The Seller will (i) prepare or cause to be prepared all Tax Returns of the Target Companies that are required to be filed (after taking into account extensions) on or before the Closing Date and (ii) pay or cause to be paid all Taxes shown as due and owing on such Tax Returns. The Seller will prepare or cause to be prepared such Tax Returns in a manner consistent with past practices unless otherwise required by law. The Purchaser shall have the right to review and comment on such Tax Returns, and the Seller shall make such changes to such Tax Returns as may be reasonably requested by the Purchaser, to the extent consistent with applicable law.

3.    TAX ELECTIONS AND OTHER CHANGES

From the date of this Agreement to the Closing, the Seller will not, and will not cause or permit any of the Target Companies to, without the prior written consent of the Purchaser (which consent will not be unreasonably withheld or delayed), make or revoke, or cause or permit to be made or revoked, any Tax election, change an annual accounting period, adopt or change any accounting method, file any amended Tax Return, enter into any closing agreement with any Tax Authority, settle any Tax claim or assessment, surrender any right to claim a refund of Taxes, consent to any extension or waiver of any limitation period applicable to any Tax claim or assessment, or take any other similar action relating to the filing any Tax Return or the payment of any Tax, in each case pertaining to any of the Target Companies.

4.    FIRPTA CERTIFICATE

The Seller shall deliver or cause to be delivered to Purchaser by the Closing Date a properly executed certification, in a form reasonably acceptable to Purchaser and in compliance with Treasury Regulations Sections 1.897-2(h) and 1.1445-2(c), certifying that the U.S. Target Company is not a U.S. real property holding corporation, and evidence reasonably satisfactory to the Purchaser that such certification has been properly submitted to the Internal Revenue Service in accordance with Treasury Regulations Section 1.897-2(h)(2).

Part B : Tax Warranties

1.    GENERAL/COMPLIANCE

1.1 Locked Box Accounts. All liabilities, whether actual, deferred, contingent or disputed, of each Target Company for Tax measured by reference to income, profits or gains earned, accrued or received on or before the Locked Box Accounts Date or arising in respect of an Event occurring or deemed to occur on or before the Locked Box Accounts Date have been fully provided for in the Locked Box Accounts and therefore reflected in the Bridge. All other warranties relating to specific Tax matters set out in this Schedule 8 are made without prejudice to the generality of this paragraph.

1.2 Position since the Locked Box Accounts Date. Since the Locked Box Accounts Date, no Target Company has been involved in any transaction which has given or may give rise to a liability to Tax on any Target Company (or would have given or might give rise to such a liability but for the availability of any Relief) other than Tax in respect of normal trading income or receipts of the Target Company concerned arising from transactions entered into by it in the ordinary course of business.

1.3 Payment of Taxes. All Taxes due and payable by any Target Company, whether or not shown on any Tax Return, prior to the Closing Date have been and will be paid in full at the relevant due date.

1.4 Returns etc. Each Target Company has duly, and within any appropriate time limits, filed all Tax Returns, given all notices, and supplied all other information required to be supplied to all relevant Tax authorities and has maintained all records required to be maintained for Tax purposes; all such information was and remains complete and accurate in all material respects and all such Tax Returns and notices were and remain complete and accurate in all material respects and were made on the proper basis and do not, and so far as the Seller is aware are not likely to, reveal any transactions which may be the subject of any dispute with, or any enquiry raised by, any Tax Authority. Other than in the ordinary course, no Target Company currently is the beneficiary of any extension of time within which to file any Tax Return.

1.5 Disputes, investigations. No Target Company is involved in any current dispute with any Tax Authority or is or has in the last 24 months (or, as far as the Seller is aware, the 12 months period preceding the last 24 months) been the subject of any investigation, enquiry, non-routine audit or non-routine visit by any Tax Authority. So far as the Seller is aware in relation to each Target Company there is no planned investigation, enquiry, non-routine audit or non-routine visit by any Tax Authority and as far as the Seller is aware there are no facts which might cause such an investigation, enquiry, non-routine audit or non-routine visit to be instituted, in each case except as disclosed in Exhibit Tax, 1.5. No Target Company has waived any statute of limitations with respect to Taxes or agreed to an extension of time with respect to any Tax assessment or deficiency. No claim has ever been made by an authority in a jurisdiction where a Target Company does not file Tax Returns that any Target Company is or may be subject to Tax in that jurisdiction.

1.6 Penalties, interest, security. Within the past 24 months (and, as far as the Seller is aware, the 12 months period preceding the last 24 months), no Target Company nor any director or officer of any Target Company (in his capacity as such) has paid or become liable to pay, and there are no circumstances by reason of which it or they may become liable to pay to any Tax Authority, any penalty, fine, surcharge or interest in respect of Tax (including in respect of any failure to make any Tax Return, give any notice or supply any information to any relevant Tax Authority, or any failure to keep or preserve any records or to pay Tax on the due date for payment). Except as in the course of regular audits, no Target Company has for the last 24 months (and, as far as the Seller is aware, within the 12 months period preceding the last 24 months) been required to provide any security in respect of any amount of Tax and no asset of a Target Company is subject to any lien, charge or power of sale in favour of any Tax Authority.

1.7 Rulings etc. No transaction in respect of which any consent, ruling, confirmation or clearance (each a ruling) was required or sought from any Tax Authority has been entered into or carried out by any Target Company without such ruling having first been properly obtained. No Target Company has received any written tax ruling or entered into or is currently under negotiations to enter into any agreement with any Tax Authority. All information supplied to any Tax Authority in connection with any such ruling fully and accurately disclosed all facts and circumstances material to the giving of such ruling. Any transaction for which such ruling was obtained has been carried out only in accordance with the terms of such ruling and the application on which the ruling was based and at a time when such ruling was valid and effective. No facts or circumstances have arisen since any such ruling was obtained which would cause the ruling to become invalid or ineffective.

1.8 Special arrangements with Tax Authorities. Since 28 September 2012 (and before that date as far as the Seller is aware), no Tax Authority has operated or agreed to operate any special arrangement (being an arrangement which is not based on relevant legislation or any published practice) in relation to any Target Company’s affairs.

1.9 Special arrangements with Third Parties. Since 28 September 2012 (and before that date as far as the Seller is aware), no Target Company has been a party to or bound by any Tax sharing agreement, Tax indemnity obligation or similar contract or practice with any third party with respected to Taxes.

1.10 Withholdings. Each Target Company has made all withholdings, deductions and retentions of or on account of Tax as it was or is obliged or entitled to make, in particular but not limited to wage tax, social security and similar withholdings, and has made all such payments and filed all such Tax Returns of or on account of Tax as should have been made to or filed with any Tax Authority in respect of such withholdings, deductions or retentions. Each Target Company has made and until Closing will make all such deductions, payments and retentions as should have been made under applicable laws or regulations. No Target Company makes use of any freelancers that might be considered employees under the applicable laws.

1.11 None of the Target Companies is or has ever been a “controlled foreign corporation” as defined in Section 957 of the Code; a “passive foreign investment company” within the meaning of Section 1297 of the Code; or a “United States real property holding corporation” within the meaning of Code Section 897(c)(2).

1.12 Adequate documentation. All Tax records (in particular but not limited to transfer pricing documentation and documentation required to obtain relief under any applicable double tax treaty or domestic Law) to be maintained and/or obtained by any of the Group Companies by Law have been properly and completely stored by the respective Target Company and are up-to-date.

1.13 Tax groupings. As far as the Seller is aware, except as disclosed in Exhibit Tax 1.13, no Target Company is or has been a member of any Tax grouping or Tax consolidation scheme, or a party to any arrangement as a result of which any income, loss, asset or liability of any Target Company is allocated for Tax purposes to any other Target Company or a third party, or is otherwise taken into account in determining any Tax payable by any Target Company or a third party, or vice versa.

1.14 No Target Company has been or will be required to include any item of income in, or exclude any item of deduction from, taxable income or otherwise incur any Tax for any taxable period (or portion thereof) ending after the Locked Box Accounts Date as a result of any (i) change in method of accounting for a taxable period ending on or prior to the date of this agreement; (ii) instalment sale or open transaction disposition made on or before the date of this agreement; (iii) prepaid amount received on or prior to the date of this agreement; or (iv) tax election made on or prior to the date of this agreement.

2.    COMPANY RESIDENCE/PERMANENT ESTABLISHMENT

2.1 Residence/permanent establishment. Each Target Company is and, as far as the Seller is aware, has at all times been resident for Tax purposes in its place of incorporation and is not and, as far as the Seller is aware, has not at any time been treated as resident in any other jurisdiction for any Tax purpose (including any double Taxation arrangement). As far as the Seller is aware, no Target Company was or is subject to Tax in any jurisdiction other than its place of incorporation by virtue of having a permanent establishment (be it in form of a fixed place, dependent agent or other permanent establishment as defined under applicable local law and/or the applicable double tax treaty) or other place of business in that jurisdiction. As far as the Seller is aware, no representation office exceeds the activity threshold under local law and could reasonably be considered a permanent establishment. As far as the Seller is aware, no Target Company has been considered a dual resident entity subjecting the same to Tax in any country other than its country of incorporation.

2.2 Agency, permanent establishment. As far as the Seller is aware, no Target Company is liable for any Tax as the agent of any other person or business or constitutes a permanent establishment of any other person, business or enterprise for any Tax purpose.

3.    TRANSFER PRICING, THIN CAPITALISATION

3.1 Transfer pricing. All transactions between any Target Companies, or between any Target Company and any current or past member of the Seller Group or any other past or current related party, have been and are on fully arm’s length terms. All transfer pricing documentation has been established timely and in compliance with the applicable law.

3.2 Thin capitalisation. No Target Company is or, as far as the Seller is aware, could reasonably be treated as thinly capitalised for any Tax purpose. As far as the Seller is aware, there are no circumstances which could reasonably cause any Tax Authority to deny Relief for interest paid (or to be paid) based on thin capitalisation by any Target Company on any past or existing obligation of any Target Company, and no such Relief has been denied in fact.

4.    VALUE ADDED TAX

4.1 Compliance. Each Target Company:

(a)	is registered for the purposes of VAT, has been so registered at all times that it has been required to be registered by VAT legislation, and such registration is not subject to any conditions imposed by or agreed with the relevant Tax Authority;

(b)	has complied fully with and observed in all material respects the terms of VAT legislation; and

(c)	is not and has not been treated as a member of a group for the purposes of VAT legislation, and has not applied for such treatment.

4.2 Duties etc. All VAT, import duty and other Taxes or charges payable by any Target Company upon the supply, acquisition, use or importation of goods or services, and all excise or customs duties payable in respect of any assets (including trading stock) imported or owned by any Target Company, have been paid in full.

5.    STAMP TAXES

Stamp duties. In respect of all documents which establish or are necessary to establish the title of any Target Company to any asset, or by virtue of which any Target Company has any right, all applicable stamp duties or registration charges or similar duties or charges have been duly paid and all notifications to the Tax Authorities have been duly and timely filed. No substitutional documentation (Ersatzbeurkundung) was established for any transaction that was initially documented in a way legally avoiding Austrian stamp duties.

Part C : Tax Indemnity

1.1 The Seller shall indemnify and hold the Purchaser and/or, at the Purchaser’s discretion, any Target Company harmless on a Euro-for-Euro basis, on demand from and against any liability of a Target Company to make or suffer any payment of Tax:

(a)	which arise in respect of or in consequence of:

(i)	any income, profits or gains earned, accrued or received (or deemed to be earned, accrued or received) on or before the Locked Box Accounts Date; or

(ii)	any Event which occurs or occurred (or is deemed to occur or to have occurred) on or before the Locked Box Accounts Date; or

(iii)	any (partial or full) breach of any Tax Warranty or any circumstance which makes any Tax Warranty untrue or inaccurate or misleading as of the date of this Agreement or as of the Closing Date; or

(b)	which is properly attributable to the Seller (or any member of the Seller Group); or,

(c)	which is attributable to the loss or non-availability to any extent of any Relief included in the Locked Box Accounts.

1.2 For the purpose of paragraphs 1.1(a) and (b) of this Part C there shall also be treated as a payment of Tax an amount equal to the amount of Tax saved in consequence of any use or set off of:

(a)	any Relief arising to a Target Company in respect of an Event occurring or period ending after the Locked Box Accounts Date; or

(b)	any Relief included in the Locked Box Accounts; or

(c)	any Relief arising to the Purchaser or any member of the Purchaser Group,

in circumstances where, but for such use or set off, a Target Company would have been liable to make an actual payment of Tax to which paragraphs 1.1(a) or (b) of this Part C would apply.

1.3 Paragraph 1.1(a) of this Part C shall not apply to the extent that provision in respect of the liability to Tax has been made in the Locked Box Accounts.

1.4 The indemnity contained in this Schedule 8 shall extend to all costs and expenses reasonably incurred by the Purchaser or any Target Company in connection with a claim under this Schedule 8 or the subject matter of such a claim.

1.5 Any reference in this Schedule 8 to an Event which occurs or occurred (or is deemed to occur or have occurred) on or before Closing shall include a series or combination of Events the first of which occurred on or before Closing.

Part D : Tax Proceedings after Closing

1.1 The Purchaser shall notify the Seller in writing of any announced Tax audit related to Taxes that give or can give rise for an indemnification obligation of the Seller pursuant to Part B of this Schedule 8.

1.2 The Purchaser shall use its best endeavours to procure that the Target Companies shall give the Seller the opportunity to participate in such audit at the Seller’s expense. Upon Seller’s prior written request and the Seller’s expense, the Purchaser shall use its best endeavours to procure that relevant Target Company shall challenge and litigate any Tax assessment or decision of a Tax court related to such Tax audit, but only if

(a)	there are no reasonable business reasons not to challenge or litigate the Tax assessments to be determined by the respective Target Company in its sole discretion; and

(b)	the Seller has confirmed in advance and in writing to the Purchaser that it (i) will be liable for the Taxes to be contested and (ii) will indemnify the Purchaser and/or – to the Purchaser’s absolute discretion – the respective Target Company for any expenses and damage which may be caused by the challenging or litigation.

Part E : Limitation / Miscellaneous

1.1 Any claims of the Seller and the Purchaser under this Schedule 8 shall become time-barred upon expiration of a period of 12 (twelve) months after the relevant Tax has become un-appealable and finally binding or after a similar binding event for a non-Austrian Tax, but not earlier than 12 (twelve) months following the Closing Date.

1.2 The Seller shall not be liable for any claim under this Schedule 8 in respect of any matter to the extent that the subject matter would not have arisen but for, or which was primarily caused by:

(a)	any matter or thing done or omitted to be done pursuant to and in compliance with this Agreement or otherwise at the request in writing or with the approval in writing of the Purchaser; and

(b)	any change in accounting or Tax policy, bases or practice of the Purchaser or any of the Target Companies introduced or having effect after Closing except as required to comply with applicable Law.

1.3 Even if the Purchaser is aware or could be aware of any fact or circumstance that gives or can give rise for an indemnification obligation of the Seller pursuant to Part B of this Schedule 8, the Seller shall not be released from any of its obligation set forth in this Schedule 8.

1.4 The Purchaser undertakes that it shall not initiate any self-correction or similar filing in any relevant jurisdiction, by asking the relevant Tax authority to change the tax assessment for any period prior to the Locked Box Accounts Date, unless (i) the Purchaser obtained a tax opinion from a reputable international firm of accountants and/or tax lawyers stating that the Tax position of the relevant Group Company constitutes a breach of applicable Tax Laws or (ii) the decision not to initiate such self-correction or similar would constitute a breach of mandatory Laws in a relevant jurisdiction.

Part F : DEFINITIONS

In this Schedule 8, the following definitions shall have the following meanings:

as far as the Seller is aware has the meaning given to it paragraph 2(h) of Schedule 14 provided that any knowledge any director, officer or key employee responsible for Tax matters of any Target Company has is in any case imputed on the Seller;

Corporate Income Tax means any Tax on income, profits or gains levied on the Target Companies;

Event includes any act, occurrence, transaction or omission whatsoever, and any reference to an event occurring on or before a particular date shall include events which for Tax purposes are deemed to have, or are treated as having, occurred on or before that date;

Relief includes, unless the context otherwise requires, any allowance, credit, deduction, exemption or set-off in respect of any Tax or relevant to the computation of any income, profits or gains for the purposes of any Tax, or any saving or repayment of Tax (including any interest in respect of Tax);

Tax or Taxation includes, without limitation (i) any federal, state, local, foreign or other taxes on gross or net income, profits and gains; (ii) all other taxes, levies, or assessments, including alternative or add-on, minimum, estimated, corporation, ad valorem, turnover, real property, personal property (tangible or intangible), sales, turnover, use, franchise, excise, customs, value added, stamp, leasing, lease, user, transfer, fuel, excess profits, profits, occupational, premium, interest equalization, windfall profits, severance, license, registration, payroll, environmental, capital stock, capital duty, disability, estimated, gains, wealth, welfare, employee’s income withholding, other withholding, unemployment or social security contributions, social funds and pension fund contributions or any other tax of whatever kind (including any fee, assessment or other charges in the nature of or in lieu of any tax) that is imposed by any Tax Authority, and any payment whatsoever which the relevant person may be or become bound to make to any person as a result of the discharge by that person of any tax which the relevant person has failed to discharge, (iii) any penalties, charges and interest relating to any of the foregoing or to any late or incorrect return in respect of any of them and regardless of whether such taxes, levies, charges, withholdings, penalties and interest are chargeable directly or primarily against or attributable directly or primarily to the relevant person or any other person and of whether any amount of them is recoverable from any other person; (iv) any liability for the payment of any items of the type described in this paragraph as a result of being a member of an affiliated, consolidated, combined, unitary or similar group for any period; and (v) any items described in this paragraph of that are attributable to another person but that the relevant person is liable to pay or indemnify by law, contract or otherwise, whether or not disputed;

Tax Authority means any taxing authority, social contribution authority, social or pension fund or any other authority, fund or entity competent to impose any liability to Tax, or assess or collect any Tax;

Tax Return means any return, declaration, voluntary self disclosure, or similar document relating to any Tax and to be submitted to any Tax Authority, including any schedule or attachment thereto and amendments thereof;

VAT means value added tax or any other sales or turnover tax of any relevant jurisdiction; and

VAT legislation means any relevant enactments in relation to VAT and all notices, provisions and conditions made or issued under them including the terms of any agreement reached with any relevant Tax Authority).

SCHEDULE 9

INTER-COMPANY DEBT

Payment at Closing of the Inter-Company Loan Amounts

1. In the Payment Schedule, the Seller shall notify the Purchaser of the Inter-Company Loan Payables and the Inter-Company Loan Receivables, as at the Closing Date, in each case specifying the relevant debtor, creditor and currency in respect of each Inter-Company Loan Receivable and Inter-Company Loan Payable.

2. In relation to the Inter-Company Loan Amounts:

(a)	the Purchaser shall procure that, at Closing, each relevant Target Company repays to the relevant member of the Seller Group the amount in the applicable currency of any Inter-Company Loan Payables and shall acknowledge on behalf of each relevant Target Company the payment of the Inter-Company Loan Receivables in accordance with paragraph 2(b) of this Schedule 9; and

(b)	the Seller shall procure that, at Closing, each relevant member of the Seller Group repays to the relevant Target Company the amount in the applicable currency of any Inter-Company Loan Receivables and shall acknowledge on behalf of each relevant member of the Seller Group the payment of the Inter-Company Loan Payables in accordance with paragraph 2(a) of this Schedule 9, in each case as notified in accordance with paragraph 1 of this Schedule 9 and the Inter-Company Loan Debt shall be treated as discharged to the extent of that payment.

3. Any payment of an Inter-Company Loan Amount pursuant to paragraph 2 of this Schedule 9 shall be deemed to be a payment first, to the extent possible, of all interest accrued on the relevant Inter-Company Loan Debt and thereafter of the relevant principal amount.

SCHEDULE 14

DEFINITIONS AND INTERPRETATION

1. Definitions. In this Agreement, the following words and expressions shall have the following meanings:

ABC Policies and Procedures means, in relation to a company, policies, systems, controls and procedures:

(a)	to prevent it and its Associated Persons from violating applicable Anti-Bribery Law; and

(b)	for reporting a violation or suspected violation of Anti-Bribery Law and/or generally accepted standards of business ethics and conduct, and for ensuring that all such reports are fully investigated and acted upon appropriately;

Affiliate(s) mean(s), in relation to any Party, (i) any subsidiary of that Party which is controlled by that Party, (ii) any Parent Company of that Party and (ii) any subsidiary of any such Parent Company which is controlled by that Parent Company, in each case from time to time (whereby control shall in any event deemed to exist of such Party or Parent Company holds a majority of the voting rights in a subsidiary, or such Party or Parent Company has the right to appoint or remove a majority of the subsidiary’s board of directors, or in case such Party or Parent Company controls a majority of the voting rights in it under an agreement with other shareholders in that subsidiary, in each case whether directly or indirectly through one or more companies);

Agreed Form means, in relation to a document, the form of that document which has been attached as an Annex to this Agreement (in each case with such amendments as may be agreed in writing by or on behalf of the Seller and the Purchaser);

Anti-Bribery Law means any Law that relates to bribery or corruption which any Target Company is subject to in any jurisdiction (in which a Target Company carries on business or has assets or sales), including (without limitation), the US Foreign Corrupt Practices Act of 1977 and the UK Bribery Act 2010, §§ 307, 307a, 307b, 309 para 2 of the Austrian Criminal Act (StGB), in each case as amended, re-enacted or replaced from time to time;

Arbitral Proceeding has the meaning ascribed to it in paragraph 4(a) of Schedule 2;

Associated Person means, in relation to a company, a person (including any director, officer, employee, agent or other intermediary) who performs services for or on behalf of that company;

BC and DR Plan means a written business continuity and disaster recovery plan outlining the procedures to be followed in the event of an emergency or other disruption of normal business activities;

Bridge means the items based on the Locked Box Accounts set out in Exhibit Bridge;

Business Day means a day other than a Saturday or Sunday or public holiday in Austria, Switzerland, Luxembourg and the United States on which banks are open for general commercial business;

Business IP means the Owned IP and all other Intellectual Property Rights used by the Target Companies;

Claim means Non-Tax Claims and Tax Claims together;

Claimed Amount(s) has the meaning given to it in paragraph 4 of Schedule 2;

Closing means completion (by legal transfer of the Shares) of the sale and purchase of the Shares in accordance with the provisions of this Agreement;

Closing Date means the date on which Closing occurs;

Closing Obligations has the meaning given to it in clause 5.2;

Closing Portion has the meaning given to it in clause 2.3(b);

Code means the U.S. Internal Revenue Code of 1986, as amended, and the regulations and other guidance promulgated thereunder (and all citations to the Code shall include the regulations and other guidance promulgated thereunder and any amendments thereto);

Company means Automic Holding GmbH, a company duly incorporated and existing under the laws of Austria, with corporate seat in Vienna, and business address in EURO PLAZA, Am Europaplatz 5, Gebäude C, 1120 Vienna, Austria, registered with the commercial register of the commercial court of Vienna under FN 374365 m;

Compensation and Benefit Plan means any of the following: any plan, program, agreement, policy or arrangement providing for compensation, severance, gratuity, termination indemnity or similar payments, retention benefits, profit-sharing, bonuses, stock options, stock appreciation, stock bonuses, restricted stock, stock purchase, equity incentive, phantom equity, retainer or other stock related rights, incentive or deferred compensation, change-in-control benefits, vacation benefits, accident insurance, welfare, fringe benefit, vacation, tuition reimbursement, dependent care, health or medical benefits, dental benefits, sick leave, employee assistance programs, life insurance, supplemental retirement, disability benefits or workers’ compensation benefits (excluding any plans, programs, agreements or arrangements mandated by law applicable to Target Companies or any ERISA Affiliate), whether legally enforceable or not, whether formal or informal and whether in writing or not, and anywhere in the world in force and effect, with respect to which any of the Target Companies or any ERISA Affiliate has any obligation with respect to any current or former employee, or independent contractor, or that is sponsored, maintained or contributed to, or required to be maintained or contributed to, by the Target Companies or any ERISA Affiliate for the benefit of any current or former employee or independent contractor, or with respect to which the Target Companies or any ERISA Affiliate have or may have any liability;

Conditions means the conditions to Closing set out in clause 4.1;

Conditional Release Documents means with respect to each Facilities Agreement an executed release agreement (or equivalent documents under relevant law) providing for an irrevocable and final release, conditional upon of performance of the Purchaser’s obligation pursuant to clause 2.3(b), of all Encumbrances over shares in or of or assets of a Target Company (including, but not limited to, bank accounts, loan receivables, Owned IP and accounts receivable) granted in favour of (a) the Security Agent (as defined in each Facilities Agreement) and/or any other Finance Party under (and as defined in) the Facilities Agreements in respect of the Facilities Agreements or (b) any third party in respect of any related hedging agreements;

Confidential Information has the meaning given in clause 19.1;

Constitutional Documents means with respect to an entity its memorandum and articles of association, by-laws or equivalent constitutional documents;

Contributor has the meaning given to it in paragraph 14(a) of Part B of Schedule 5;

Cyber Response Plan has the meaning given to it in paragraph 21(h) of Part B of Schedule 5;

Cyber Security Incident has the meaning given to it in paragraph 21(a) of Part B of Schedule 5;

Costs means losses, damages, costs (including legal and financial adviser costs, if any) and expenses (including Taxation), in each case of any nature whatsoever;

Designated Open Source Software has the meaning given to it in paragraph 17 of Part B of Schedule 5;

Disclosure Letter means the letter headed “Disclosure Letter” of the same date as this Agreement from the Seller to the Purchaser;

Default Interest means interest at 3 months-EURIBOR plus 200 basis points;

Divestment Business has the meaning given to it in clause 4.4(c);

Divestment Purchaser has the meaning given to it in clause 4.4(c);

Due Diligence Material means

(a)	Project Alps legal fact book in relation to the Target Group prepared by Schoenherr Rechtsanwälte GmbH and Freshfields Bruckhaus Derringer LLP, with a cut-off date of 26 August 2016, including the Summary of the Main Terms of the Senior Facilities Agreement attachment thereto;

(b)	Project Alps financial vendor due diligence report prepared by Ernst & Young, in respect of information up to 19 August 2016, including the amendment and supplement on 19 October 2016 titled “Amendment sales pipeline snapshot July 2016”;

(c)	Project Alps Trading Addendum August 2016 report prepared by Ernst & Young, dated 29 September 2016; and

(d)	Project Alps tax fact book prepared by Ernst & Young, dated 1 September 2016.

Economic Sanctions Law means any economic or financial sanctions administered by OFAC, the US State Department, the United Nations, the European Union or any member state thereof, or any other national economic sanctions authority;

Employees means the employees of the Target Companies immediately before Closing;

Encumbrance means any option, right to acquire, mortgage, charge, pledge, lien or other form of security or any similar right of third Persons and any agreement to create any of the foregoing;

Environment means all or any of the following media, namely air (including the air within buildings or other natural or man-made structures above or below ground), water or land;

Environmental Laws means all international, European Union, national, state, federal, regional or local laws (including common law, statute law, civil and criminal law) which are in force and binding at the date of this Agreement, to the extent that they relate to Environmental Matters;

Environmental Matters means all matters relating to the pollution or protection of the Environment;

EQT VI means EQT VI Limited acting in its capacity as general partner of EQT VI (General Partner) LP, acting in its capacity as: (1) the general partner of EQT VI (No.1) Limited Partnership and EQT VI (No.2) Limited Partnership; and (2) the manager of certain assets of IGPE LP, and for the avoidance of doubt EQT VI shall be construed herein as EQT VI Limited acting in such capacities only and not in its principal capacity or any other capacity

Equity Interest means shares, shares of capital stock, partnership interests, limited liability company membership interests and units, interests and other participations in the equity of an entity;

ERISA means the U.S. Employee Retirement Income Security Act of 1974, as amended, and the regulations and other guidance promulgated thereunder (and all citations to ERISA shall include the applicable regulations and other guidance promulgated thereunder and any amendments or thereto);

ERISA Affiliate means any trade or business, whether or not incorporated, which together with the Target Companies would be deemed to be a “single employer” at any time during the six-year period preceding the date of this Agreement pursuant to Section 414 of the Code or Section 4001(b) of ERISA;

Escrow Account has the meaning given to it in clause 2.2;

Escrow Agent has the meaning given to it in clause 2.2;

Escrow Agreement has the meaning given to it in clause 2.2;

Escrow Amount has the meaning ascribed to it in clause 2.3(a);

Escrow Period has the meaning ascribed to it in paragraph 2 of Schedule 2;

EURIBOR means the Euro interbank offered rate per annum for deposits in Euro for a period of one month which is displayed on page EURIBOR01 of the Reuters screen (or any replacement Reuters page which displays that rate, or on the appropriate page of such other information service which published that rate from time to time in place of Reuters at 11.00 a.m. Brussels time on the date on which payment of the sum under this Agreement was due but not paid;

Euro or EUR denotes the single currency of any participating member state of the European Union in accordance with legislation of the European Union relating to Economic and Monetary Union;

Event has the meaning given to it in Part F of Schedule 8;

Exchange Rate means, with respect to a particular currency for a particular day, the spot rate of exchange (the closing mid-point) for that currency into Euro on such date as published in the London edition of the Financial Times first published thereafter or, where no such rate is published in respect of that currency for such date, at the rate quoted by the European Central Bank as at the close of business in Frankfurt on such date;

Facilities Agreements means the Senior Facilities Agreement dated 26 September 2012 between, inter alios, the Seller, Raiffeisen Bank International AG, Unicredit Bank Austria AG, certain Target Companies and certain financial institutions, as amended and restated on 12 December 2012 and 13 August 2013, as amended on 17 November 2014, and as amended and restated on 11 November 2015;

Financial Debt means borrowings and indebtedness in the nature of borrowings (including by way of acceptance credits, discounting or similar facilities, loan stocks, bonds, debentures, notes, overdrafts or any similar arrangements the purpose of which is to raise money) owed to any banking, financial, acceptance credit, lending or other similar institution or organisation;

Financing Indebtedness means an amount equal to all amounts owing under (and as defined in) the Facilities Agreements at Closing (including amounts of principal debt, accrued interest, accrued fees, costs and charges, break costs and termination costs pursuant to hedging agreements due as a result of the repayment of such amount at Closing or the termination of any interest hedging arrangements) in respect of any amounts outstanding under any Finance Document (as defined in each Facilities Agreement);

Fundamental Non-Tax Claims mean the Non-Tax Claims of the Purchaser under (i) paragraph 1 of Part A of Schedule 5 and (ii) to the extent covering items reflected in the Bridge, paragraphs 2 and 3 of Part A of Schedule 5;

Government Contract means any contract entered into between any Target Company and a US Governmental Entity that is currently active or subject to an open audit period, including also any subcontract (at any tier) of a Target Company (i) with another entity under a prime contract held by a Target Company and (ii) with another person that holds either a prime contract with a US Governmental Entity or a subcontract (at any tier) under such a prime contract, that is currently active or subject to an open audit period, and in each case including any task orders or delivery orders issued under, or any modifications to, any such prime contract or subcontract, whether currently active or subject to an open audit period;

Governmental Entity means:

(a)	the government of any jurisdiction (including any supranational, national, state, provincial, municipal, foreign or local government or any political or administrative instrumentality or subdivision thereof) and any department, ministry, agency, instrumentality, court, central bank, commission, board or bureau or other authority or instrumentality thereof, including without limitation any entity directly or indirectly owned (in whole or in part) or controlled thereby;

(b)	any public international organisation or supranational body (including without limitation the European Union and the United States) and its institutions, departments, agencies and instrumentalities; and

(c)	any quasi-governmental or private body or agency lawfully exercising, or entitled to exercise, any administrative, executive, judicial, legislative, regulatory, licensing, competition, tax, importing or other governmental or quasi-governmental authority;

Government Official means

(a)	any official, employee or representative of, or any other person acting in an official capacity for or on behalf of:

(i)	any governmental authority, including any entity owned or controlled thereby;

(ii)	any political party or political candidate; or

(iii)	any public international organisation; and

(b)	any candidate for political office or an person acting on his or her behalf;

Independent Contractor means personnel of the Target Companies whose services are utilised on a non-short term project basis by the Target Companies as non-employed contractors;

Intellectual Property Right(s) means:

(a)	patents, utility models and rights in inventions;

(b)	rights in each of know-how, Confidential Information and trade secrets;

(c)	trademarks, service marks, rights in logos, trade names, rights in each of get-up and trade dress, rights to sue for passing off (including trade mark-related goodwill), rights to sue for unfair competition, and domain names;

(d)	copyright, moral rights, database rights, rights in designs, and semiconductor topography rights;

(e)	any other intellectual property rights; and

(f)	all rights or forms of protection, subsisting now or in the future, having equivalent or similar effect to the rights referred to in paragraphs (a) to (e) above,

in each case: (i) anywhere in the world; (ii) whether unregistered or registered (including all applications, rights to apply and rights to claim priority); and (iii) including all divisionals, continuations, continuations-in-part, reissues, extensions, re-examinations and renewals;

Inter-Company Loan Amounts means any Inter-Company Loan Payables and any Inter-Company Loan Receivables;

Inter-Company Loan Payables means, in relation to each Target Company, any amounts owed as at Closing by that Target Company to any member of the Seller Group (which are neither Inter-Company Trading Debt nor amounts in respect of Tax), together with accrued interest, if any, up to the date of Closing on the terms of:

(a)	EUR 48,144,828 principal amount (plus accrued interest) owed by the Company to the Seller pursuant to a shareholder loan agreement between such parties dated 25 September 2012, as amended in March/April 2015; and

(b)	EUR 35,000,000 principal amount (plus accrued interest) owed by Automic Holding SAS to the Seller pursuant to a shareholder loan agreement between such parties dated 21 May 2014;

Inter-Company Loan Receivables means, in relation to each Target Company, any amounts owed as at Closing to that Target Company by any member of the Seller Group (which are neither Inter-Company Trading Debt nor amounts in respect of Tax), together with accrued interest, if any, up to the date of Closing on the terms of the applicable debt;

IT Contract means any third party contract under which an IT System is licensed, leased, supplied, maintained or supported;

IT Systems means the information and communications technologies used by the Target Companies, including hardware, software, networks and associated documentation;

Key Managers means those Employees whose names are set out in Schedule 12;

Last Accounts means the (i) audited consolidated financial statements of the Company and its subsidiary undertakings for the financial year ended on 30 April 2015 and the Last Accounts Date, (ii) the audited stand-alone financial statements of the Company and its subsidiary undertakings for the financial year ended on 30 April 2015 and the Last Account Date or, where local law does not require audit of the stand-alone financial statements, the unaudited financial statement of such subsidiary undertaking, which in each case comprises a balance sheet, profit and loss account and statements of cash flows together with any notes, reports, statements or documents included in or annexed or attached to them;

Last Accounts Date means 30 April 2016;

Law means any statute, law, rule, regulation, guideline, ordinance, code, policy or rule of common law issued, administered or enforced by any Governmental Entity, or any judicial or administrative interpretation thereof;

Leakage has the meaning given to it in paragraph 4(a) of Part A of Schedule 3;

Leakage Amount means the aggregate amount of the liability of the Seller under the No Leakage Undertakings;

Locked Box Accounts mean the consolidated group management accounts balance sheet of the Company as of the Locked Box Accounts Date as attached hereto as Exhibit Locked Box Accounts;

Locked Box Accounts Date means 31 August 2016;

Management Accounts means the set of monthly management reporting for the Target Company for the period ending 31 October 2016;

Material Asset has the meaning given in paragraph 5 of Part A of Schedule 5;

Material Closing Obligation means in relation to the Seller its obligations set out in litera (b), (c), (d), (e) and (g) of Schedule 4 and in relation to the Purchaser its obligations set out in litera (c), (d), (e), (f) and (g);

No Leakage Undertakings has the meaning given to it in paragraph 1 of Part A of Schedule 3;

Non-Tax Claim means a claim for a breach of any of the Warranties but excluding claims under the Tax Warranty;

Open Source License has the meaning given to it in paragraph 17(c) of Part B of Schedule 5;

Open Source Software has the meaning given to it in paragraph 17(a) of Part B of Schedule 5;

Owned IP means the Intellectual Property Rights owned by the Target Companies;

Parent Company means any company which holds a majority of the voting rights in another company, or which is a shareholder of another company and has the right to appoint or remove a majority of its board of directors, or which is a shareholder of another company and controls a majority of the voting rights in it under an agreement with other shareholders, in each case whether directly or indirectly through one or more companies;

Parties means the Seller and the Purchaser, Party either one of them;

Payment Schedule has the meaning given to it in clause 5.8;

Permitted Encumbrance means Third Party Rights arising in the ordinary course of business or by operation of law;

Permitted Leakage has the meaning given to it in paragraph 3(b) of Part A of Schedule 3;

Pre-Closing Period means the period from and including the date of this Agreement up to Closing;

Properties means the land and buildings which are set out in Exhibit Part C,A and all of which are either owned or leased by any of the Target Companies;

Proposed Transaction means the transaction contemplated by the Transaction Documents;

PTO means any patent, trade mark, copyright, design right or other Intellectual Property Rights office or registry anywhere in the world;

Purchase Price has the meaning given to it in clause 2.1;

Purchaser Group means the Purchaser and its Affiliates from time to time, which from Closing shall include the Target Companies;

Purchaser Obligation means any representation, covenant, warranty or undertaking to indemnify given by the Purchaser to the Seller under this Agreement;

Purchaser Records has the meaning given to it in clause 13.1(a);

Purchaser’s Bank Account means the Purchaser’s bank account to be notified by Purchaser to Seller in accordance with clause 22;

Raised Claim has the meaning given to it in paragraph 3 of Schedule 2;

Redemption Statements means the statement to be issued by an Agent (as defined in each of the Facilities Agreements) setting out and confirming the Financing Indebtedness under each of the Facilities Agreements as at Closing;

Relief has the meaning given to it in Part F of Schedule 8;

Representatives means, in relation to a Party, its respective Affiliates and the directors, officers, employees, agents, advisers, accountants and consultants of that Party and/or its respective Affiliates;

Retirement Plan means any plan, program, agreement, policy or arrangement providing for post-employment, pension or retirement benefits (excluding any plans, programs, agreements or arrangements mandated by law applicable to Target Companies or any ERISA Affiliate), whether legally enforceable or not, whether formal or informal and whether in writing or not, and anywhere in the world in force and effect, with respect to which any of the Target Companies or any ERISA Affiliate has any obligation with respect to any current or former employee or independent contractor, or that is sponsored, maintained or contributed to, or required to be maintained or contributed to, by the Target Companies or any ERISA Affiliate for the benefit of any current or former employee or independent contractor, or with respect to which the Target Companies or any ERISA Affiliate have or may have any liability;

Sanctioned Person means any person, organisation or vessel:

(a)	designated on the OFAC list of “Specially Designated Nationals and Blocked Persons”, or on any list of targeted persons issued under the Economic Sanctions law of the European Union or any other country;

(b)	that is, or is part of, a government of a Sanctioned Territory;

(c)	owned or controlled by, or acting on behalf of, any of the foregoing;

(d)	located within or operating from a Sanctioned Territory; or

(e)	otherwise targeted under any Economic Sanctions Law;

Sanctioned Territory means any country or other territory subject to a general export, import, financial or investment embargo under any Economic Sanctions Law (including, but not limited to, Iran, Crimea, Sudan, Syria and North Korea);

Seller Group means the Seller and its Affiliates from time to time, but excludes the Target Companies;

Seller Obligation means any representation, covenant, warranty or undertaking to indemnify given by the Seller to the Purchaser under this Agreement, including the Tax Indemnity;

Seller Owned Software has the meaning given to it in paragraph 16(a) of of Part B of Schedule 5;

Seller Product(s) has the meaning given to it in paragraph 16 of Part B of Schedule 5;

Seller Records has the meaning given to it in clause 13.1(a);

Seller’s Bank Account means the Seller’s bank account with such account details as are set out in the Payment Schedule;

Service Provider means an Associated Person who is a legal person;

Shares means the shares comprising the entire registered share capital (Stammkapital) of the Company;

Surviving Provisions means clauses 17 (Costs), 18 (Announcements), 19 (Confidentiality), 20 (Assignment), 22 (Notices), 23 (Whole Agreement), , 24 (Variations), 25 (Invalidity), 26 (Third Party Enforcement Rights), 27 (Governing Law and Jurisdiction), Schedule 6 Legal Consequences of Warranty Breach and Schedule 14 (Definitions and Interpretation);

Target Companies means the Company and its subsidiaries, and Target Company means any of them;

Tax and Taxation have the meanings given to them in Part F of Schedule 8;

Tax Authority has the meaning given to it in Part F of Schedule 8;

Tax Claim means a claim for a breach of any of the Tax Warranties or claim under the Tax Indemnity;

Tax Indemnity means the indemnity relating to Tax set out in Part C of Schedule 8;

Tax Return has the meaning given to it in Part F of Schedule 8;

Tax Warranties means the warranties set out in Part B of Schedule 8;

Third Party Assurances means all guarantees, indemnities, counter indemnities and letters of comfort of any nature given (i) to a third party by a Target Company in respect of any obligation of a member of the Seller Group; and/or (as the context may require) (ii) to a third party by a member of the Seller Group in respect of any obligation of a Target Company;

Third Party Claim has the meaning given to it in clause 8;

Third Party Embedded/Distributed/Hosted Software has the meaning given to it in paragraph 16(f) of of Part B of Schedule 5;

Third Party IP License(s) has the meaning given to it in paragraph 3(a) of Part B of Schedule 5;

Third Party License(s) has the meaning given to it in paragraph 3(a) of Part B of Schedule 5;

Third Party Right means any interest or equity of any person (including any right to acquire, option or right of pre-emption or conversion) or any mortgage, charge, pledge, lien, assignment, hypothecation, security interest, title retention or any other security agreement or arrangement, or any agreement to create any of the above;

Third Party Software License(s) has the meaning given to it in paragraph 16(e) of Part B of Schedule 5;

Transaction Documents means this Agreement, the Disclosure Letter, the Escrow Agreement and and any other document entered into or to be entered into pursuant to this Agreement;

Unconditional Date has the meaning given in clause 4.5;

US Governmental Entity means

(a)

the United States government (including any supranational, national, state, provincial, municipal, foreign or local government or any political or administrative instrumentality or subdivision thereof) and any department, ministry, agency, instrumentality, court, central bank, commission, board or bureau or other authority or instrumentality thereof, including without limitation any entity directly or indirectly owned (in whole or in part) or controlled thereby; and

(b)	any United States quasi-governmental or private body or agency lawfully exercising, or entitled to exercise, any administrative, executive, judicial, legislative, regulatory, licensing, competition, tax, importing or other governmental or quasi-governmental authority in the United States;

VAT has the meaning given to it in Part F of Schedule 8;

Warranties means the warranties given pursuant to clause 6 and set out in Schedule 5 and the Tax Warranties;

Working Hours means 9.30 a.m. to 5.30 p.m. on a Business Day in the place of receipt of a notice.

2. Interpretation. In this Agreement, unless the context otherwise requires:

(a)	references to a person include any individual, firm, body corporate (wherever incorporated), government, state or agency of a state or any joint venture, association, partnership, works council or employee representative body (whether or not having separate legal personality);

(b)	references to a paragraph, clause or Schedule shall refer to those of this Agreement unless stated otherwise;

(c)	headings do not affect the interpretation of this Agreement; the singular shall include the plural and vice versa; and references to one gender include all genders;

(d)	where the English wording of this Agreement is followed by a legal term in the German language set in parenthesis, such German language legal term shall prevail;

(e)	references to any German legal term or concept shall, in respect of any jurisdiction other than Austria, be construed as references to the term or concept which most nearly corresponds to it in that jurisdiction;

(f)	references to Euro or EUR are references to the lawful currency from time to time of Austria;

(g)	for the purposes of applying a reference to a monetary sum expressed in Euro, an amount in a different currency shall be deemed to be an amount in Euro translated at the Exchange Rate at the relevant date (which in relation to a Claim, shall be the date of the receipt of notice of that Claim under Schedule 6);

(h)	any fact, matter or circumstances related to any statement in this Agreement qualified by the expression so far as the Seller is aware or to the best knowledge of the Seller any similar expression shall be deemed to exist to the Seller’s best knowledge at the date of this Agreement, whenever any of the Seller, any member of a the Sellers Group’s or any Target Company’s management board was or could have become aware of such fact, matter or circumstance when having made due and careful enquiry as a prudent business person with the second level of management of each Target Company;

(i)	any phrase introduced by the terms including, include, in particular or any similar expression shall be construed as illustrative and shall not limit the sense of the words preceding those terms.

3. Enactments. Except as otherwise expressly provided in this Agreement, any express reference to an enactment (which includes any legislation in any jurisdiction) includes references to: (i) that enactment as amended, consolidated or re-enacted by or under any other enactment before or after the date of this Agreement; (ii) any enactment which that enactment re-enacts (with or without modification); and (iii) any subordinate legislation (including regulations) made (before or after the date of this Agreement) under that enactment, as amended, consolidated or re-enacted as described at (i) or (ii) above, except to the extent that any of the matters referred to in (i) to (iii) occurs after the date of this Agreement and increases or alters the liability of the Seller or the Purchaser under this Agreement.

4. Schedules. The Schedules comprise schedules to this Agreement and form part of this Agreement.

5. Inconsistencies. Where there is any inconsistency between the definitions set out in this Schedule 14 and the definitions set out in any clause or any other Schedule, then, for the purposes of construing such clause or Schedule, the definitions set out in such clause or Schedule shall prevail.

SIGNATURE

This Agreement is signed by duly authorised representatives of the Parties:

Vienna, 30.11.2016

SIGNED	)	SIGNATURE:	/s/ Jens Hoellermann
for and on behalf of	)
UNICORN LUXEMBOURG II S.À R.L.	)	NAME:	Jens Hoellermann

SIGNED	)	SIGNATURE:	/s/ Konrad Gröller
for and on behalf of	)
CA EUROPE SÀRL	)	NAME:	Konrad Gröller

[Civil Law Notary]